The information in this preliminary Offering Circular is not complete and may be changed. We and the selling members may not sell these securities until the Offering Circular filed with the Securities and Exchange Commission is qualified. This preliminary Offering Circular is not an offer to sell these securities, and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PART II
OFFERING CIRCULAR

THE FAIR-HAIRED DUMBBELL LLC

3435 NE 45th Avenue, #J, Portland, OR 97213
(503) 232-3479

Dated: April 1, 2016

1,500 Class C Membership Units

This Offering Circular relates to the offering (the "Offering") of up to 1,500 Class C Membership Units (the "Units" or the "Class C Membership Units") in The Fair-Haired Dumbbell LLC (the "Company," "we" or "us"), with its principal office located at 3435 NE 45th Avenue, #J, Portland, OR 97213, (503) 232-3479. Each Unit will represent the right to a Preferred Return calculated at the rate of 8% per annum, compounded monthly, commencing to accrue on the date each capital contribution is made until such capital contribution is repaid or returned in full. The Preferred Return represents neither an annual yield on capital nor an annual return on capital. The Offering will commence promptly after the date of this Offering Circular and will close upon the earlier of (1) the sale of 1,500 Units, (2) one year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins as determined by the Manager (the "Offering Period"). See the section entitled "Distributions" for a discussion of the terms "Net Cash From Operations," "Net Cash From Sales or Refinancings" and "Preferred Return."

The Class C Membership Units have no right to sell, assign, or transfer, can be repurchased by the Company at any time, and are redeemable by the Company on the Mandatory Class C Redemption Date. Holders of Class C Membership Units will have no rights to contribute to, direct or vote on the management of the Company's affairs, including whether or not the Company should dissolve. Please see the Risk Factor on page 14 relating to the unequal voting right of Class C Members. The Class C Membership Units receive Financial Rights, which are rights to share in distributions from the Company pursuant to Section 4.1 of the Operating Agreement, as more fully described in the section entitled "Distributions" below. Class C Membership Units receive the right to inspect the Company's books and records. The Class C Membership Units receive no rights precedent to the interests held by Class A Members or Class B Members (if such Members exist). The Class C Membership Units do not receive special rights in the event of bankruptcy. If the Company is dissolved, the Manager shall wind up its affairs as described in Section 7 of the Operating Agreement, as more fully described in the section entitled "Dissolution" below.

...Some Knucklehead Inc. dba Guerrilla Development (the "Manager") is the Managing Member of the Company and currently owns 1,500 Class A Membership Units, representing all membership units outstanding. There are currently no Class B Membership Units and no Class C Membership Units outstanding.

There are three primary sources of anticipated cash flow distributions: (1) net income from rent payments; (2) distributions from a refinance based on a lending institution providing additional capital proceeds as a result of collateralizing a future rental income stream and the value of the building[1]; and (3) proceeds from a sale or liquidation of part of or all of the assets of the Company. The Company may make distributions in excess of free-cash-flow-to-firm from a refinance or a sale/liquidation of Company assets.

This Offering is being conducted on a "best-efforts" basis, which means the manager of our Manager, Kevin Cavenaugh, will use his best efforts in an attempt to sell the Units. Mr. Cavenaugh will not receive any commission or any other remuneration for these sales.

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[1] Following the construction period for the Property, the Company will look to transition from a construction loan to a permanent loan with the lending institution. Through that process and based on the Manager's historic experience, the Company anticipates the Property will appraise at a higher value than pre-construction, resulting in the lending institution providing additional capital proceeds as a result of a collateralized future rental income stream, increasing market value, and the increased value of the Property with the completed building. Distributions may be sourced from this event.

The Units will be offered for sale at a fixed price of $1,000 per Unit (minimum and maximum purchase of 3 and 250 Units, respectively). If all of the Units are purchased, the gross proceeds to us will be $1,500,000. The Offering is being conducted on a "minimum offering" basis, meaning at least 1,025 Units, or $1,025,000 (the "Minimum Offering Amount"), must be sold by the end of the Offering Period. The maximum offering amount is 1,500 Units, or $1,500,000. Accordingly, all funds raised in the Offering will be held in escrow until the earlier of: (i) the acceptance by the Company of Units representing the Minimum Offering Amount; or (ii) end of the Offering Period. If the Company does not receive investments for the Minimum Offering Amount by the end of the Offering Period, all funds will be returned to investors, without interest.

Our Units are not listed on any national securities exchange or on the over-the counter inter-dealer quotation system. There is no market for our Units, and under the terms of the Company's Amended and Restated Operating Agreement, dated January 21, 2016 and attached as Exhibit 2.2 (the "Operating Agreement"), the Units generally may not be sold, transferred assigned, pledged or disposed of, in whole or in part, without the prior written consent of the Manager.

Capitalized terms not defined in this Offering Circular have the meaning ascribed to them in the Operating Agreement.

These are speculative securities. Investment in the Units involves significant risk. You should purchase these securities only if you can afford a complete loss of your investment. See the "Risk Factors" section on page 9 of this Offering Circular for a discussion of the following and other risks:

- Since its inception through December 31, 2015, the Manager has recorded a net loss and has had no revenue;

- Our financial statements have been prepared on a going concern basis. Therefore, we must obtain capital financing sufficient to meet current and future obligations in order to continue as a going concern;

- The Company has no operating history;

- Investors will have no voting rights with respect to the Company, and will have no managerial, contractual or other ability to influence the Company's activities or operations of the Property;

- We estimate that the capital raised by this Offering (assuming the Offering is fully subscribed), will account for only 20% of the overall financing needed to ensure the successful execution of the project (subject to the amount and terms of the final construction loan and the guaranteed maximum price of the contractor), and there is no assurance that the Company will be able to raise such additional funds to carry out its business objectives;

- The Property, which the Company closed on as of May 15, 2015, is the Company's principal asset, and factors outside of the Company's control could significantly decrease the value of that asset;

- The determination of the offering price and other terms of the Offering have been arbitrarily determined and may not reflect the value of your investment;

- Your investment is highly illiquid and the Company does not intend to provide any liquidity options; and

- The interest of the Manager, the principals and its other affiliates may conflict with your interests.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC") DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED

PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SEC; HOWEVER, THE SEC HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

	Offering Price to the Public	Commissions	Net Proceeds (Minimum Offering Amount Sold)	Net Proceeds (75% of Units Sold)	Net Proceeds (100% of Units Sold)
Per Unit	$1,000	N/A	$1,000	$1,000	$1,000
Total [1]	$1,500,000	N/A	$822,000	$922,000	$1,297,000

(1) After deducting expenses of the Offering, which are estimated to be approximately $203,000.

IMPORTANT NOTICES TO INVESTORS

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE UNITS HAVE NOT BEEN QUALIFIED UNDER THE SECURITIES LAWS OF ANY STATE OR JURISDICTION. WE PLAN TO REGISTER THE OFFERING WITH THE DISTRICT OF COLUMBIA, CALIFORNIA, MASSACHUSETTS, OREGON, VIRGINIA AND WASHINGTON STATE SECURITIES REGULATORY BODIES, AND THE SECURITIES REGULATORY BODIES OF OTHER STATES AS WE MAY DETERMINE FROM TIME TO TIME. WE MAY ALSO OFFER OR SELL UNITS IN OTHER STATES IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE LAWS OF THOSE OTHER STATES.

THESE SECURITIES ARE OFFERED FOR SALE IN THE DISTRICT OF COLUMBIA PURSUANT TO REGISTRATION WITH THE DISTRICT OF COLUMBIA DEPARTMENT OF INSURANCE AND SECURITIES REGULATION, BUT REGISTRATION IS PERMISSIVE ONLY AND DOES NOT CONSTITUTE A FINDING THAT THIS PROSPECTUS IS TRUE, COMPLETE, AND NOT MISLEADING, NOR HAS THE DEPARTMENT OF INSURANCE AND SECURITIES REGULATION PASSED IN ANY WAY UPON THE MERITS OF, RECOMMENDED, OR GIVEN APPROVAL TO THESE SECURITIES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THESE SECURITIES ARE OFFERED FOR SALE IN THE STATE OF CALIFORNIA PURSUANT TO REGISTRATION WITH THE DIVISIONS OF CORPORATIONS' SECURITIES REGULATION DIVISION, BUT REGISTRATION IS PERMISSIVE ONLY AND DOES NOT CONSTITUTE A FINDING THAT THIS PROSPECTUS IS TRUE, COMPLETE, AND NOT MISLEADING, NOR HAS THE SECURITIES REGULATION DIVISION PASSED IN ANY WAY UPON THE MERITS OF, RECOMMENDED, OR GIVEN APPROVAL TO THESE SECURITIES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THESE SECURITIES ARE OFFERED FOR SALE IN THE COMMONWEALTH OF MASSACHUSETTS PURSUANT TO REGISTRATION WITH THE SECURITIES DIVISION OF THE OFFICE OF THE SECRETARY OF THE COMMONWEALTH, BUT REGISTRATION IS PERMISSIVE ONLY AND DOES NOT CONSTITUTE A FINDING THAT THIS PROSPECTUS IS TRUE, COMPLETE, AND NOT MISLEADING, NOR HAS THE SECURITIES DIVISION PASSED IN ANY WAY UPON THE MERITS OF, RECOMMENDED, OR GIVEN APPROVAL TO THESE SECURITIES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THESE SECURITIES ARE OFFERED FOR SALE IN THE STATE OF OREGON PURSUANT TO REGISTRATION WITH THE DIVISION OF FINANCE AND CORPORATE SECURITIES, BUT REGISTRATION IS PERMISSIVE ONLY AND DOES NOT CONSTITUTE A FINDING THAT THIS PROSPECTUS IS TRUE, COMPLETE, AND NOT MISLEADING, NOR HAS THE DIVISION OF FINANCE AND CORPORATE SECURITIES PASSED IN ANY WAY UPON THE MERITS OF, RECOMMENDED, OR GIVEN APPROVAL TO THESE SECURITIES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THESE SECURITIES ARE OFFERED FOR SALE IN THE COMMONWEALTH OF VIRGINIA PURSUANT TO REGISTRATION WITH THE VIRGINIA STATE CORPORATION COMMISSION, BUT REGISTRATION IS PERMISSIVE ONLY AND DOES NOT CONSTITUTE A FINDING THAT THIS PROSPECTUS IS TRUE, COMPLETE, AND NOT MISLEADING, NOR HAS THE VIRGINIA STATE CORPORATION COMMISSION PASSED IN ANY WAY UPON THE MERITS OF, RECOMMENDED, OR GIVEN APPROVAL TO THESE SECURITIES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THESE SECURITIES ARE OFFERED FOR SALE IN THE STATE OF WASHINGTON PURSUANT TO REGISTRATION WITH THE SECURITIES DIVISION OF THE WASHINGTON STATE DEPARTMENT OF FINANCIAL INSTITUTIONS, BUT REGISTRATION IS PERMISSIVE ONLY AND DOES NOT CONSTITUTE A FINDING THAT THIS PROSPECTUS IS TRUE, COMPLETE, AND NOT MISLEADING, NOR HAS THE SECURITIES DIVISION PASSED IN ANY WAY UPON THE MERITS OF, RECOMMENDED, OR GIVEN APPROVAL TO THESE SECURITIES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS OFFERING CIRCULAR AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US.

TABLE OF CONTENTS

THIS OFFERING CIRCULAR AND ANY ADDITIONAL MATERIALS EXPRESSLY PROVIDED BY THE COMPANY CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY PROVIDED BY THE COMPANY.

OFFERING CIRCULAR SUMMARY

This summary highlights information contained elsewhere in this Offering Circular. This summary is not complete and does not contain all of the information that you should consider before investing in the Units.

You should carefully read the entire Offering Circular, especially concerning the risks associated with the investment in the Units discussed under the "Risk Factors" section.

Unless we state otherwise, the terms "we," "us," "our," "Company," "management," or similar terms collectively refer to The Fair-Haired Dumbbell LLC, an Oregon limited liability company.

Some of the statements in this Offering Circular are forward-looking statements. See the section entitled "Special Note Regarding Forward-Looking Statements."

Our Business

General

The Fair-Haired Dumbbell LLC is a development stage company that was formed on February 26, 2014, as an Oregon limited liability company. Our principal offices are located at 3435 NE 45th Avenue, #J, Portland, OR 97213. The sole purpose of the Company is to acquire, own, hold, construct, develop, lease, manage, operate, mortgage, sell and otherwise dispose of fee simple real estate located at 11 NE Martin Luther King Jr. Blvd., Portland, OR 97232 (the "Property"). We have a limited operating history and have generated no revenue.

Our Manager, ...Some Knucklehead, Inc. dba Guerrilla Development, an Oregon corporation, owns all of our Class A Membership Units, giving it sole management rights. Therefore, our Manager has control over the management of the Company and the management and development of the Property. Our Manager is owned and controlled by Kevin Cavenaugh who controls all of the Manager's voting and management rights. Additionally, only Class A and Class B Membership Units will have the right to vote on certain matters.

The Property

The Property, which is located at 11 NE Martin Luther King Jr. Blvd., Portland, OR 97232, consists of an undeveloped lot of approximately 13,600 square feet.

We expect to build two 6-story buildings that will share a common circulation corridor (elevator and stairs) and attach at each floor by a sky bridge. When completed, we expect that the Property will contain approximately 6,077 rentable square feet of ground floor retail space and 5 stories of speculative office space containing approximately 40,434 rentable square feet of space.

As planned, the Company intends to build 16 tenant units: 6 retail and 10 office. However, the Company has retained flexibility to change the number and size of the units to respond to market demands and the prevailing leasing market. Each speculative office space (floor plates of approximately 4,000 rentable square feet) is intended for one tenant, providing creative class companies with a proprietary space to make their own.

The Company entered into a Purchase and Sale Agreement (the "Purchase Agreement") with the Portland Development Commission ("PDC") on April 25, 2014. The Purchase Agreement provided the Company the right to purchase the Property from the PDC at market value, or $1,160,000.00 and obligated the Company to pay 5% earnest money, or $58,000, to the PDC. The Company closed on the Property on May 15, 2015. Upon receipt of a construction loan, the Company intends to begin construction with a construction period of roughly one year.

The Business Plan

The sole purpose of the Company is to acquire, own, hold, construct, develop, lease, manage, operate, mortgage, sell and otherwise dispose of the Property. The Property is located in the Burnside Bridgehead, a four-block site within

Portland's Central Eastside Industrial neighborhood. According to the Burnside Bridgehead Framework Plan, set forth by the PDC on June 11, 2010:

> "The four block Burnside Bridgehead site is one of the most critical pieces of real estate slated for redevelopment in Portland's Central City. The significance of the site derives mainly from its pivotal position at the intersection of the two elements that organize the City into four quadrants: Burnside Street, dividing north and south, and the Willamette River, separating the east and west sides. The establishment of the Streetcar Loop and the western terminus of the East Burnside/Couch couplet, both at the eastern edge of the site, promise to reinforce the site's identity as a center of urban activity. A recent emergence of restaurants, boutique retail, creative commercial space and industrial start-ups along the lower Burnside corridor and throughout the Central Eastside points to the Burnside Bridgehead as a catalytic hub for similarly vibrant economic and cultural activity. The Burnside Bridgehead represents the opportunity to solidify the vitality of the Central Eastside Industrial District through a largely ground-up development that reinforces its character, scale, and economy."

The concept for the Property is to fulfill and exceed the expectations set forth in the PDC's Burnside Bridgehead Framework Plan. We believe the key values for a successful development are:

1. The site should be developed to its full potential
2. Development should ensure attainability
3. Embrace sustainability
4. Catalyze productivity
5. Promote vibrancy

The initial phase of the Burnside Bridgehead Framework Plan was the rehabilitation of the Eastside Exchange by Beam Development (completed October 2013). Originally built in 1925, the 5-story, approximately 80,655 square rentable foot building was adaptively renovated into creative office space and event space. As of July 7, 2014, the Eastside Exchange is 91% leased, renting for between $18-$24/SF NNN. The reception and success of this LEED Silver-certified building paved the way for the new construction to come.

Ten prominent Portland developers submitted proposals to the PDC for the five available Burnside Bridgehead sites, and five were chosen. The Company and the Property were selected by the PDC for development on Block 76E in June 2013. In total, five new buildings were slated for construction in the Burnside Bridgehead between Fall 2014 – Winter 2015. These properties have been referred to as "a Designer's Disneyland" (Portland Monthly, April 2014), combining some of Portland's most ambitious architects and developers in one high-profile location.

In designing the Property, the Manager identified the programmatic need that was least addressed in the other proposed Bridgehead developments: creative office space. The Property is expected to be two 6-story buildings that will share a common circulation corridor (elevator and stairs) and attach at each floor by a sky bridge.

The predevelopment phase of the Property began in October 2014 and the Company anticipates construction beginning in April 2016. Construction is predicted to take approximately one year.

The total project cost is estimated to be $17,894,735. The land was purchased in May 2015 from the PDC at the market rate value of $1,160,000.

The soft costs of the development of the Property are projected to be $5,295,555. Capital for this portion of the project is anticipated to come through a combination of preferred equity raised in a Regulation A offering, private lenders and the developer's equity.

The Company anticipates obtaining a construction loan in the amount of $12,644,892. Additionally, the Manager intends to raise $4,250,000 by selling a portion of its Class A Units and Class B Units to other investors, subject to the lock-in agreement it entered into. The construction loan is contingent upon a number of items, including a final appraisal, 65% loan to value ratio and 71% loan to cost ratio; however, these contingencies are subject to change until finalized by the lender.

Hard costs are estimated at $11,201,180. While our construction loan is yet to be secured, the Company has a commitment to lend from M&T Real Estate Trust and is in the initial phases of due diligence.

The Company currently holds letters of intent from prospective tenants to lease up to approximately 44% of the building as of the date of January 8, 2016. The Company expects to market the Property to future tenants in two ways. The first is through the Portland, OR-based commercial real estate brokerage firm, Colliers International. A concurrent leasing strategy is based on the Company's network of creative-class companies within the Portland area. Our Manager manages a sub-company called TENpod, LLC, a co-working concept that currently houses a number of companies comprised of individuals and small groups. These companies are in various stages of development and growth, and it is expected that at least three of those companies will occupy space in the Property upon completion.

To further secure our construction financing, the Company obtained a personal guarantee from Andersen Construction Co. Andersen Construction will be completing the construction of the Property.

The Company projects office rent to be approximately $29/SF/YR with a NNN lease. Additional amenities of the Property will include on-site access to the Portland Streetcar CL line and the #6 Bus serving Martin Luther King Jr. Blvd north and south. A short two-minute walk will deliver tenants to a stop serving bus lines #12, #19, and #20, providing access to the east side of Portland.

Based on the most recent pro forma financial projections (dated January 26, 2016), Net Operating Income (NOI) in the first full year of operation is anticipated to be $1,227,659. Using a conservative forecast of future rental rates based on the steady growth in the Portland area, the value of the Property is expected to appreciate at a rate of 3% a year.

The breakdown of the Company's expected equity, assuming all Units offered hereunder are purchased, is as follows:

CLASS A
- Estimated total equity: $6,000
- Estimated equity percentage: 25%
- Class A will have:
    - o VOTING: Voting rights (Class A and Class B equal voting)
    - o TERM: Long-term ownership
- Investors: …Some Knucklehead, Inc. d/b/a Guerrilla Development

CLASS B (if and when offered)
- Estimated total equity: $3,000,000
- Estimated equity percentage: 50%
- Class B will have:
    - o VOTING: Voting rights (Class A and Class B equal voting)
    - o TERM: Long-term ownership
    - o RATE OF RETURN:
        - 8% Preferred Return until adjusted capital balance is reduced to zero
        - Will share remaining cash flow with Class A Units *pro rata*
- Investors: Other long-term investors, to be determined

CLASS C
- Estimated total equity: $1,500,000
- Estimated equity percentage: 25%
- Class C will have:
    - o VOTING: No voting rights
    - o TERM: 5-year (approximate)

o RATE OF RETURN: 8% per annum through Year 5, 12% per annum in all subsequent years if: (i) units are not redeemed by the end of Year 5, and (ii) units are not converted in Class C-1 units
o CONVERTIBILITY: option to convert into Class C-1 voting units if not redeemed by the end of Year 5

- Investors: Regulation A Offering

The Offering

Issuer	The Fair-Haired Dumbbell LLC, an Oregon limited liability company.
Manager	...Some Knucklehead, Inc. dba Guerrilla Development, an Oregon corporation.
Security Offered	Class C Membership Units. Each Unit shall represent the right to a Preferred Return calculated at a rate of 8% per annum, compounded monthly, commencing to accrue on the date each capital contribution is made until such capital contribution is repaid or returned in full. Payment of the Preferred Return is contingent upon the Company distributing cash flow in accordance with the distribution provisions of the Operating Agreement, as described more fully in the section entitled "Distributions" below. In the event the Company does not distribute cash flow, Class C Members will neither receive nor be entitled to payment of the Preferred Return.
Price per Unit	$1,000
Minimum Offering	$1,025,000 (1,025 Units).
Maximum Offering	$1,500,000 (1,500 Units).
Minimum Investment	$3,000 (i.e., 3 Units at $1,000 per Unit).
Maximum Investment	$250,000 (i.e. 250 Units at $1,000 per Unit).
Offering Period	The Offering will commence promptly after the date of this Offering Circular and will close upon the earlier of (1) the sale of all 1,500 Units, (2) one year after the date of this Offering Circular, or (3) at such date prior to one year as may be determined by the Manager. The Offering may be terminated at our election at any time (the "Closing Date").
Investors/Class C Members	Those persons who purchase Units in accordance with the terms of this Offering.
Investor Financial Qualification	Investors that are natural persons must have either: (i) a minimum annual gross income of $70,000 and a minimum household net worth of $70,000 (exclusive of automobile, home and home furnishings), or (ii) a minimum household net worth of $250,000 (exclusive of automobile, home and home furnishings).

4

Investor Residency Qualification	Individual investors must be residents of one of the following jurisdictions: California, Massachusetts, Oregon, Virginia, Washington, or Washington D.C. Any entity investing must have its principal place of business in one of the aforementioned jurisdictions.
Unit Holders	Those persons who hold a membership unit in the Company. Unit Holders consists of Class A, Class B Members (if and when Class B Membership Units are issued), Class C Members and Class C-1 Members (if and when Class C-1 Membership Units are issued).
Voting Rights	Investors in the Units will have no rights to contribute to, direct or vote on the management of the Company's affairs, including whether or not the Company should dissolve.
Preferred Return	Class C Members who make capital contributions to the Company are entitled to accrue a return on investment calculated at the rate of 8% per annum, compounding monthly, on all Capital Contributions made to the Company by the Investors, with such Preferred Return commencing to accrue on the date of each Capital Contribution is made to the Company by the Investor (i.e. the Closing Date) and continuing until such Capital Contribution is repaid or returned in full; provided, however, that if an Investor is not fully redeemed on or before the Mandatory Class C Redemption Date, the Preferred Return for the Units applicable to such Class C Membership unit shall thereafter be increased from 8% per annum to 12% per annum, commencing on the Mandatory Class C Redemption Date and continuing thereafter at 12% per annum until the date upon which the Investor is fully redeemed. Payment of the Preferred Return is contingent upon the Company distributing cash flow in accordance with the distribution provisions of the Operating Agreement, as described more fully in the section entitled "Distributions" below. In the event the Company does not distribute cash flow, Class C Members will neither receive nor be entitled to payment of the Preferred Return.
	The Preferred Return will continue to accrue and inure to the benefit of the Class C Members in the event that the Company experiences losses in income.
Mandatory Class C Redemption Date	The Mandatory Class C Redemption Date means the fifth (5th) anniversary of the Closing Date.
Optional Conversion of Class C Membership Units	In the event that the Company does not redeem a Class C Member's Class C Membership Units on or before the Mandatory Class C Redemption Date for such Class C Membership Units as provided in Section 6.11, such Class C Member shall have the option to convert all, but not less than all, of its Class C Membership Units into an equal number of Class C-1 Membership Units.
	Class C-1 Members will have voting rights equal to that of the Class A and Class B Members, as further specified in the Operating Agreement and will be entitled to receive a preferred return of 8% per annum, compounding monthly, on all Capital Contributions made to the Company by such Class C-1 Member (including Capital Contributions made by such Class C Member prior to conversion) and continuing until such Capital Contribution is repaid or returned in full. Payment of the Preferred Return is contingent upon the Company distributing cash flow in accordance with the distribution

provisions of the Operating Agreement, as described more fully in the section entitled "Distributions" below. In the event the Company does not distribute cash flow, Class C-1 Members will neither receive nor be entitled to payment of the Preferred Return.

Distributions

The timing and aggregate amount of cash distributions, if any, are generally at the sole discretion of the Manager. No assurances can be made as to the timing or amount of cash distributions to the Investors, or whether any cash distributions in fact will be made.

Net Cash from Operations will be distributed and applied by the Company in the following order of priority: (a) first, to the payment of all third party debts and liabilities of the Company then due and payable, excluding all debts and liabilities due to any Unit Holder; *then* (b) second, to any Unit Holder making a loan to the Company, *pro-rata* and *pari passu*, in an amount necessary to repay all outstanding amounts due under any loan made by Unit Holders to the Company; *then* (c) third, to the Class C Members and Class C-1 Members, in proportion to the aggregate amount of accrued but unpaid Preferred Return for Class C Membership Units and Preferred Return for Class C-1 Membership Units then due and payable to such Members; provided, however, that Class C Members and Class C-1 Members shall have no further right to receive a Preferred Return once such Class C Member's or Class C-1 Member's Adjusted Capital Balance has been reduced to zero; *then* (d) fourth, to the Class B Members, in proportion to the aggregate amount of accrued but unpaid Preferred Return for Class B Membership Units then due and payable to such Class B Members; provided, however, a Class B Member shall have no further right to receive a Preferred Return once such Class B Member's Adjusted Capital Balance has been reduced to zero; *then* (e) finally, any remaining Net Cash From Operations shall be distributed as follows, to Class A Members and Class B Members, *pro rata*.

All Net Cash From Sales or Refinancings will be distributed and applied by the Company in the following order of priority: (a) first, to the payment of all third party debts and liabilities of the Company then due and payable, excluding all debts and liabilities due to any Unit Holder; *then* (b) second, to any Unit Holder making a loan to the Company, *pro-rata* and *pari passu*, in an amount necessary to repay all outstanding amounts due under any loan made by Unit Holders to the Company; *then* (c) third, to the Class C Members and Class C-1 Members, in proportion to the aggregate amount of accrued but unpaid Preferred Return for Class C Membership Units and Preferred Return for Class C-1 Membership Units then due and payable to such Members; *then* (d) fourth, to the Class C Members and Class C-1 Members until the Adjusted Capital Balance of each Class C Member and Class C-1 Member has been reduced to zero (and at such time as a Class C Member's or Class C-1 Member's Adjusted Capital Balance has been reduced to zero, such Member will be deemed to have withdrawn as a Member, and shall have no further Financial Rights in the Company); *then* (e) finally, any remaining Net Cash From Sales or Refinancings shall be distributed to Class A Members and Class B Members, *pro rata*. See the "Distributions" section.

Dilution	Following this Offering, assuming all Units are sold, the Class A Membership Units and Class C Membership Units will equal 50% and 50%, respectively, of all outstanding and issued membership units of the Company.
	The Class C Membership Units are subject to an immediate decrease in book value after the close of the Offering and the deduction of offering expenses. For a more in depth discussion on the dilution of the Class C Membership Units, see the section entitled "Dilution".
Use of Proceeds	The net proceeds of this Offering will be used to construct, develop, lease, manage, operate, mortgage, sell and otherwise dispose of the Property. Expenses of the Offering are estimated to be approximately $203,000.
Transfer Restrictions	The Operating Agreement restricts the transferability of the Units, except (a) to an immediate family member (spouse, parent, grandparent, child or grandchild) of a member, or to a trust for the benefit of any such immediate family member, or a beneficiary under any such trust, or (b) with the consent of the Manager or as otherwise permitted under the Operating Agreement, to a person or entity that is not a Unit Holder. The Operating Agreement also provides for drag-along rights, which allow the Manager to sell all the interests in the Company including the individual interests of the Class C Members. The transfer of any Unit in violation of the Operating Agreement will be deemed invalid, null and void, and of no force or effect. Any person to whom Units are attempted to be transferred in violation of the Operating Agreement will not be entitled to receive distributions from the Company or have any other rights in or with respect to the membership rights.
General Repurchase Right	The Operating Agreement allows for the Company to exercise a right of repurchase, in its sole discretion, with regard to the Units at any time. The Operating Agreement allows the Company to purchase some or all of the Units then outstanding. The repurchase price for Class C Members will be the sum of (a) the amount of accrued but unpaid Preferred Return then due and owing to such Class C Member, and (b) such Class C Member's then applicable Adjusted Capital Balance. The purchase price will be payable to the Members in four equal, quarterly installments, with the first payment becoming due ninety (90) days following the date on which the Company provides notice the Members of its decision to repurchase the Units.
Personal Conduct Repurchase Right	In the event that an Investor fails to conform its personal conduct to common and accepted standards of good citizenship or conducts itself in a way that reflects poorly upon the Company, as determined by the Manager in its sole discretion, the Manager may cause the Company to repurchase all, but not less than all, of the Membership Units held by such Investor at a price equal to the sum of (a) the amount of accrued but unpaid preferred return for the Membership Units then due and owing to such Investor and (b) such Investor's then adjusted capital balance.
Litigation Repurchase Right	In the event that an Investor brings any suit, legal action or proceeding involving any dispute against the Company, the Manager, in its sole discretion, may cause the Company to repurchase all, but not less than all, of the Membership Units held by such Investor at a price equal to the sum of (a) the amount of accrued but unpaid preferred return for the Membership Units then due and owing to such Investor and (b) such Investor's then adjusted capital balance.

Liquidity of Units	There is no public market for the Units, the Company does not expect such a market to develop in the future, and the Company does not intend to offer any additional liquidity options to investors.
Exchange Act Disclosure	The Company is not required to provide disclosure pursuant to the Exchange Act.
Risk Factors	An investment in the Company is highly speculative and involves substantial risks. Prospective Investors should carefully review and consider the factors described under the "Risk Factors" section below.

We plan to register the Offering with the securities regulators in California, Massachusetts, Oregon, Virginia, Washington, Washington, D.C. and such other state securities regulators as we may determine from time to time. We may also offer or sell Units in other states in reliance on exemptions from registration requirements of the laws of those states. However, we will not make any general solicitation or advertisement of this Offering in any jurisdiction where this Offering has not been registered. This Offering is being conducted on a "best-efforts" basis, which means the manager of our Manager, Kevin Cavenaugh, will attempt to sell the shares to prospective Investors without the use of an underwriter. In offering the Units on our behalf, Mr. Cavenaugh is not required to register as a broker-dealer under the Securities Exchange Act of 1934. Mr. Cavenaugh will not be compensated for his participation and will act only in a passive manner with respect to the offering of Units. As a result, his activity does not require registration under Exchange Act Section 15(a). We will not pay any commission or other remuneration to Mr. Cavenaugh for these efforts. Mr. Cavenaugh intends to host the offering on the Company's website as part of the Manager's effort in offering and selling the Units.

Summary Financial Information

	2015	2014
Summarized Balance Sheet Information		
Cash and cash equivalents	$ 33,391	$ 27,519
Other current assets	$ 117,177	$ 91,257
Real Estate, net	$ 2,778,446	$ 422,810
Total Assets	$ 2,929,014	$ 541,586
Liabilities (all current)	$ 2,923,160	$ 541,586
Total Members' Equity	$ 5,854	-
Summarized Operating Results		
Net Loss	$ (146)	-
Summarized Cash Flow Information		
Net Cash Provided by Operating Activities	$ 462,037	$ 38,586
Net Cash Used in Investing Activities	$ (2,355,636)	$ (422,810)
Net Cash Provided by Financing Activities	$ 1,899,471	$ 411,743

Description of Debt Terms

The Company's current outstanding debt liabilities include a loan from M&T Bank in the amount of $400,000.00 as well as numerous pre-development loans from other individuals in the aggregate amount of $2,006,181.00. The M&T Bank loan carries a variable interest rate at 4% above one-month LIBOR and matures at June 1, 2016. The pre-development loans are loans of the Company's Manager, ...Some Knucklehead, Inc. The Manager has contributed proceeds from the loans to the Company. The Company will use the proceeds from its pending construction loan to re-pay the Manager. All pre-development loans carry an interest rate of 14% per annum and mature either one year after execution, or on the earlier of: (i) June 30, 2016, or (ii) such date the Company, closes on its initial construction loan, which is expected to occur in the second quarter of 2016.

Corporate Information

We are an Oregon limited liability company. We maintain principal executive offices at the office of our Manager, 3435 NE 45th Avenue, #J, Portland, OR 97213. Our telephone number is (503) 232-3479 and our email address is holler@guerrilladev.co.

RISK FACTORS

An investment in the Company carries risks, a number of which are set out below including those related to the Company, those related to the Offering, and those related to taxes. In addition to those risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular, potential Investors should keep in mind other possible risks that could be important.

This is a speculative investment, and the value of your investment in the Company may decrease significantly or entirely. You should not make an investment in the Company if you are unable to bear the loss of your entire investment. You should only consider an investment in the Company after considering the following risks and consulting with your investment, legal, and tax advisors.

RISKS RELATED TO THE COMPANY'S BUSINESS

The Company's investment is speculative.

Investing in real estate such as the Property involves an inherent exposure to fluctuations in the real estate market, including the availability of financing, increases in mortgage rates and borrowing rates and general economic conditions, and there is no assurance that the Company's investment strategy will be successful. The Property may not be easy to liquidate, and the Company may not be able to sell the Property at market value or at all if the Company determines that it is an appropriate time to sell the Property.

The Company currently has no operating history and is currently operating at a loss.

The Company has no operating history and since its inception through the date of this Offering Circular, the Company has recorded a net loss and has had no revenue. The capital raised by this Offering (assuming the Offering is fully subscribed), will account for only 20% of the overall financing needed to ensure the successful execution of the project, and there is no assurance that the Company will be able to raise such additional funds to carry out its business objectives.

Our financial statements have been prepared on a going concern basis. Therefore, we must obtain capital financing sufficient to meet current and future obligations in order to continue as a going concern.

Artesian CPA LLC, our independent registered public accounting firm for the fiscal year ended December 31, 2015, has included an explanatory paragraph in their opinion that accompanies our audited consolidated financial statements as of and for the year ended December 31, 2015, indicating that our current liquidity position raises substantial doubt about our ability to continue as a going concern. If we are unable to improve our liquidity position we may not be able to continue as a going concern. Our ability to improve our liquidity position will depend upon the amount of capital we are able to raise through this Offering and our ability to secure a construction loan. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of recorded asset or liability amounts that might result if we are unable to continue as a going concern and, therefore, be required to realize our assets and discharge our liabilities other than in the normal course of business which could cause investors to suffer the loss of all or a substantial portion of their investment.

We anticipate that our principal sources of liquidity, which include the proceeds from this Offering, as well as the proceeds from a construction loan, will only be sufficient to meet current and future obligations through completion of the Project. In order to have sufficient cash to fund our operations beyond completion of the Project, we will need to raise additional equity or debt capital by such date in order to continue as a going concern and we cannot provide any assurance that we will be successful in doing so.

Investors in this Offering will have no voting rights in the Company, managerial, contractual or other ability to influence the Company, or control over the Property.

Investors in Class C Membership Units will have no voting rights with respect to the Company, and will have no managerial, contractual or other ability to influence the Company's activities or operations of the Property. The

Class C Membership Units' lack of voting rights gives all control under the Operating Agreement to the Manager. The Manager's operation of the Company could materially and adversely affect the value of the Company and the returns realized by investors.

The Company does not intend to enter into a fixed price construction contract for the development of the Property.

The Company intends to enter into a guaranteed maximum price (GMP) agreement with a third-party construction company. While this type of contract will provide a cap on the construction costs, the Company will not know the exact costs of construction until completion of the Project. The exact terms of the GMP agreement are not yet known. The absence of a fixed price contract may lead to inaccuracies in the Company's cost projections.

The Manager's liability will be limited.

Pursuant to the Operating Agreement, the Manager, the principals and its other affiliates will not be liable to the Company or any members for any damages, losses, liabilities or expenses (including reasonable legal fees, expenses and related charges and cost of investigation) unless one of those parties is guilty of gross misconduct, fraud or criminal activity. Thus, members will have limited recourse against those parties. The Operating Agreement also provides that the Company will indemnify, hold harmless and waive any claim against the Manager, the principals and its other affiliates, for any and all losses, damages, liability claims, causes of action, omissions, demands and expenses or any other act or failure to act arising from or out of the performance of their duties to the Company under the Operating Agreement or as a result of any action which the Manager is requested to take or refrained from taking by the Company unless such loss has arisen as a result of their gross misconduct, fraud, or criminal activity.

The Company does not maintain key man life insurance for the principal of the Manager.

The Company depends on the continued contributions of the principal of our Manager, Kevin Cavenaugh, who will handle all of the managerial responsibilities of the Company. We do not carry key person life insurance on his life and the loss of his service could disrupt our operations and interfere with our ability to successfully develop the Property or compete with others.

The Company may never make distributions.

Payment of distributions, including the Preferred Return, and the amounts thereof will depend upon returns received by the Company on its investments. The Company may not operate profitably or be able to declare and pay any distributions to the Members, and you may not earn a positive return on your investment or receive a return of any or all of your investment.

Investors have no rights to any return of their capital contributions and may lose their entire investment.

Investors have no rights to any return of their capital contributions. This is a speculative investment, and the value of your investment in the Company may decrease significantly or entirely. You should not make an investment in the Company if you are unable to bear the loss of your entire investment.

The Company plans to raise additional capital and may be unable to obtain such capital on favorable terms or at all.

In the future, we plan to raise additional capital through the issuance and sale of additional membership units or securities convertible into membership units. If we issue additional membership units or convertible securities, our then-existing Unit Holders may face substantial dilution. In addition to diluting our then-existing Unit Holders, we may be obligated to pay a substantial amount of regular income to future investors, which would reduce our cash available for working capital and renovation or redevelopment of the Property. Currently, we do not have any arrangements for any financing for the sale of membership units or any other method of financing, and we can provide no assurances to Investors that we will be able to obtain any financing when required on favorable terms or at all. The only cash immediately available to us is the cash in our bank account.

You may be liable in certain circumstances for the repayment of distributions.

You may be personally liable for any debts or losses of the Company up to the amount of your capital contributions and profits attributable thereto (if any) if the Company is otherwise unable to meet its obligations. You may be required to repay to the Company cash or in-kind distributions (including distributions on partial or complete redemption of Units and distributions deemed a return of capital) received by you to the extent of overpayments and to the extent such distribution made the Company insolvent at the time of the payment or the distribution.

The Property is planned to be the Company's principal asset, and factors outside of the Company's control could significantly decrease the value of that asset.

The Property is planned to be the Company's principal asset. The prospects of the Company depend upon the Property maintaining its rental and resale value or increasing in such value. The typical risks relating to an investment in real estate will apply to the Property and its value. These include, but are not limited to:

- changes in the general economic climate and market conditions, those applicable to Portland, Oregon, or those applicable to the Central Eastside industrial district;

- changes in the occupancy or rental rates of the Property or, for a property that requires new leasing activity, a failure to lease the Property in accordance with the projected leasing schedule;

- complications involving the development or construction of the Property;

- limited availability of mortgage funds or fluctuations in interest rates which may render the sale and refinancing of the Property difficult;

- unanticipated increases in real estate taxes and other operating expenses;

- environmental considerations;

- zoning laws and other governmental rules and policies; and

- uninsured losses including possible acts of terrorism or natural disasters.

Any one or more of the preceding factors could materially adversely affect the value of the Property. If the value of the Property were to decrease significantly, the Company may not be able to repay mortgages on the Property or obtain new financing to repay outstanding loans on favorable terms, if at all. Additionally, if the value of the Property were to decrease and the Company were to choose to sell the Property, liquidate and distribute its remaining assets after paying liabilities, you might not recover the amount of your investment, if you were to receive any funds at all.

The ability of any new business to continue as a going concern is uncertain, and a default by a tenant could result in the Property becoming vacant and difficult to re-lease.

Once developed, we may lease the Property to tenants operating new businesses. It is always uncertain whether new businesses will have the ability to continue as going concerns. In the event that a tenant defaults on a lease, the Property may become vacant, and we may be unable either to re-lease the Property for the rent due under the lease or to re-lease the Property without incurring additional expenditures relating to the Property. In addition, we could experience delays in enforcing our rights against, and collecting rents and other expenses due from the tenant. Finally, we may have to incur substantial expenditures in connection with any re-leasing, as the Property is expected to be specifically suited to a tenant. Any delay or substantial expenditures we experience in re-leasing the Property, or any difficulty in re-leasing the Property at acceptable rates, may reduce the cash available to make distributions to our stockholders.

The Company's attempts to develop the Property may be unsuccessful.

The Company plans to develop the Property. The Company may be unsuccessful in its development efforts due to a variety of factors, including mismanagement, the poor selection of third-party contractors, an inability to raise the necessary capital to complete the development, changes in zoning laws and increases in construction costs. If the development effort is delayed, suffers significant cost increases, does not prove as valuable as projected or cannot be completed, the Company may become unprofitable or be forced to dispose of the Property for a price that is less than the Company's then outstanding liabilities.

The Company is liable for any potential environmental hazards.

Our failure to uncover and adequately protect against environmental issues in connection with the purchase of the Property may subject us to liability as the owner of the Property. State, local and federal environmental laws and regulations impose liability on current or previous real property owners or operators for the cost of investigating, cleaning up or removing contamination caused by hazardous or toxic substances at the property. The Company may be held liable for such costs as the owner of the Property. Liability can be imposed even if the original actions were legal and the Company had no knowledge of, or were not responsible for, the presence of the hazardous or toxic substances. Further, the Company may also be held responsible for the entire payment of the liability if it is subject to joint and several liability and the other responsible parties are unable to pay. The Company may also be liable under common law to third parties for damages and injuries resulting from environmental contamination emanating from the site, including the presence of asbestos containing materials. Insurance for such matters may not be available. Additionally, new or modified environmental regulations could develop in a manner that could adversely affect the Company. In the event of such liability, the Company may be forced to use part or all of Investors' capital contributions to cover the costs to remedy any environmental hazards, which could adversely impact the value of your investment.

The Company will face competition.

The Company will face competition from other persons leasing and developing land and property in the Portland, Oregon area, particularly within the Central Eastside industrial district where the Property is located and in surrounding areas. Due to the limited number of office rental properties in the area, we will be vulnerable to competitors that are able to operate at zero or negative margins, have longer operating histories, more market experience or contacts, or greater financial resources than the Company. The Company may not be able to compete effectively.

The Company may face competition from the Manager.

The Company may also face competition from properties owned or controlled by affiliates of the Manager. Affiliates of the Manager may also acquire or lease other property in the same neighborhood as the Property. Kevin Cavenaugh is the managing member of The Shore 24th and Sandy LLC, which owns a building in Portland that is currently being renovated into retail space. It is possible that this project could compete with the Property.

The Company may be subject to the risks of leverage.

The Company plans to obtain a mortgage on all of the Property and would be required to not exceed certain debt service coverage ratios and loan to value amounts. If its operations of the Property deviate in any material adverse respect from those projected, the Company may not have sufficient cash flow to service the required indebtedness as to a particular property. If the Company cannot do so, regardless of the cause, the Company would face a risk of forfeiture or foreclosure of its interest in the Property.

The Company may not be able to provide adequate insurance for the Property.

If the insurance market changes, or the Company needs to make claims on its insurance or for other factors affecting insurance rates, it may not be able to renew or find new insurance on acceptable terms, if at all. Failure to carry appropriate insurance could significantly increase the Company's liability in the event of torts or other actionable events occurring on the Property that affect tenants or third-parties thereon or could force the Company to cease leasing the Property.

The Company is not required to provide disclosure pursuant to the Securities Exchange Act of 1934.

The Company is not required to provide disclosure pursuant to the Exchange Act. As such, the Company is not required to file quarterly or annual reports. In addition, the Company is not required to prepare proxy or information statements; our common stock will not be subject to the protection of the going private regulations; the Company will be subject to only limited portions of the tender offer rules; our officers, directors, and more than ten percent (10%) shareholders ("insiders") are not required to file beneficial ownership reports about their holdings in our Company; insiders will not be subject to the short-swing profit recovery provisions of the Exchange Act; and more than five percent (5%) shareholders of classes of our equity securities will not be required to report information about their ownership positions in the securities.

RISKS RELATED TO THE OFFERING

An investment in the Company's securities is highly speculative and you may lose your entire investment.

An investment in our securities is highly speculative and subject to numerous and substantial risks. You should not invest in the Company unless you can afford to lose your entire investment. This Offering is intended for investors who can accept the applicable risks. Prospective investors should not subscribe unless they can readily bear the consequences of the loss of their entire investment.

The determination of the offering price and other terms of the Offering have been arbitrarily determined and may not reflect the value of your investment.

The offering price has been arbitrarily determined by the Manager and may not bear any relationship to assets acquired or to be acquired or the book value of the Company or any other established criteria or quantifiable indicia for valuing a business. Neither the Company nor the Manager represents that the Units have or will have a market value equal to their offering price or that the Units could be resold (if at all) at their original offering price.

There is a dilutive book value effect on the Class C Membership Units.

After giving effect to the sale of 1,500 Units in this Offering at the offering price of $1,000 per Unit, and after deducting the estimated offering expenses of $203,000.00, our as adjusted book value as of December 31, 2015 would be approximately $1,302,854.00. This represents an immediate increase in book value per unit of approximately $430.38 for Class A Members and a decrease in book value per unit of approximately $565.72 for Class C Members.

Your investment is highly illiquid and the Company does not intend to offer any liquidity options.

There is no public market for the Units, the Company does not expect such a market to develop in the future, and the Company does not intend to offer any additional liquidity options to investors. Additionally, the Operating Agreement and Subscription Agreement contain restrictions on the transferability of the Units without the written consent of the Company and require an opinion of counsel satisfactory to the Company that the transfer will not create adverse tax consequences and would not violate federal or state securities laws. Consequently, your ability to control the timing of the liquidation of your investment in the Company will be restricted and you may not be able to liquidate your investment. You should be prepared to hold your Units indefinitely.

California Required Disclosure: Specifically, in California, exemptions for secondary trading available under California Corporations Code Section 25140(h) will be withheld, but there may be other exemptions to cover private sales by the bona fide owner for his own account without advertising and without being effected by or through a broker-dealer in a public offering.

Class C Members have no right to vote or otherwise direct the business of the Company.

Class C members have no rights to contribute to, direct or vote on any matter concerning the Company and the management of the Company's affairs, including whether or not the Company should dissolve. Conversely, Class A and Class B Members will have the right to vote. Class C Members may have the opportunity to obtain voting rights if the Class C Membership Units are not redeemed by the Company on or prior to the Mandatory Class C Redemption Date, at which time Class C Members will have the option to convert all, but not less than all, of their Class C Membership Units into Class C-1 voting units. See "Description of Units and Summary of Operating Agreement – Optional Conversion of Class C Membership Units" for more information.

The Company may exercise its right of repurchase with regard to the Units.

The Operating Agreement allows for the Company to exercise a right of repurchase, in its sole discretion, with regard to the Units at any time. The Company may exercise a right of repurchase for any reason, including but not limited to removing a Member from the Company or increasing earnings-per-share by reducing the number of outstanding Units. If the Company exercises this right, then you will no longer be a Member of the Company. In the event that the Company elects to repurchase all of the Units, the repurchase price for Class C Members will be the sum of (a) the amount of accrued but unpaid Preferred Return then due and owing to such Class C Member, and (b) such Class C Member's then applicable Adjusted Capital Balance. The purchase price will be payable to the Members in four equal, quarterly installments, with the first payment becoming due ninety (90) days following the date on which the Company provides notice the Members of its decision to repurchase the Units.

The Company may exercise its right of repurchase as a result of an Investor's personal conduct or litigation.

The Operating Agreement allows for the Company to exercise a right to repurchase all of the Units held by an Investor in the event that such Investor fails to conform its personal conduct to common and accepted standards of good citizenship, conducts itself in a way that reflects poorly upon the Company, or brings any suit, legal action or proceeding against the Company. If the Company exercises this right with regard to the Units held by you, then you will no longer be a Member of the Company. This litigation repurchase right is not limited to only legal claims or lawsuits in which the Member is unsuccessful. Once the investor is no longer a Member of the Company, it is possible that a court would bar such claims against the Company by the former Member for a lack of standing.

Investors are subject to the obligations and representations as Class C Members described in the Company's Operating Agreement.

Holders of Units will be subject to the obligations and representations as Class C Members described in the Company's Operating Agreement. Each Class C Member warrants and represents to the Company and the Manager that he, she or it:

- understands the risk involved with the Company's Business, including the risk of loss of such Member's entire investment;

- understands that there is no guarantee that the Company will be financially successful or that the value of such Member's ownership interest and investment in the Company will appreciate or maintain its value;

- has sufficient financial resources so that he/she/it can hold his/her/its securities indefinitely or could, without affecting his/her/its ability to satisfy his/her/its financial needs and personal contingencies, afford a complete loss of his/her/its investment;

- is aware (i) that there is no public market for the Class C Membership Units, (ii) that it is not intended that such a market will develop or be created, and (iii) that it will not be possible to readily liquidate this investment;

- acknowledges and agrees that any interest earned on the Investor's investment may be used by the Company, and that such interest (if any) will not be refunded to the Investor;

- waives any right to a trial by jury in respect to any litigation arising out of or in connection with the Operating Agreement or any other such documents relating to the investors investment in the Company; and

- will complete and sign a Subscription Agreement and, by so doing, will be deemed also to have executed the Operating Agreement.

See Section 9 of the Operating Agreement for a further discussion of the obligations and representations of the Class C members.

Risks Related to the Investment Company Act of 1940.

The Company intends to avoid becoming subject to the Investment Company Act of 1940, as amended (the "1940 Act"). However, under certain conditions, changing circumstances or changes in the law, it may become subject to the 1940 Act in the future. Becoming subject to the 1940 Act could have a material adverse effect on the Company. It is also probable that the Company would be terminated and liquidated due to the cost of registration under the 1940 Act.

The Company's Operating Agreement may discourage members from initiating lawsuits against the Company.

The Company's Operating Agreement requires that, in connection with any legal action between a Member and the Company, the non-prevailing party reimburse the prevailing party for litigation related costs and reasonable attorneys' fees. While not intended to do so, the provision in the Operating Agreement may discourage a Member from bringing an action against the Company, due to the increased financial burdens associated with an unsuccessful claim.

RISKS RELATED TO CERTAIN CONFLICTS OF INTEREST

There are conflicts of interest between the Company, the Manager and their affiliates.

Kevin Cavenaugh is the principal of the Manager. The Manager also manages a sub-company called TENpod, LLC, a hub-and-spoke model co-working concept that currently houses a number of companies comprised of individuals and small groups. These companies are in various stages of development and growth, and it is expected that three of those companies will occupy space in the Property upon completion. Some of the conflicts inherent in the Company's transactions with the Manager and TENpod, LLC, and the limitations on such parties adopted to address these conflicts are described below. The Company, the Manager and their affiliates will try to balance the Company's interest with their own. However, to the extent that such parties take actions that are more favorable to other entities than the Company, these actions could have a negative impact on the Company's financial performance and, consequently, on distributions to Unit Holders and the value of the Securities. The Company has not adopted, and does not intend to adopt in the future, either a conflicts of interest policy or a conflicts resolution policy.

RISKS RELATED TO TAXES

There are various federal income tax risks associated with an investment in the Units. Some, but not all, of the various risks associated with the federal income tax aspects of the Offering of which prospective Investors should be aware are set forth below. The effect of certain tax consequences on a Unit Holder will depend, in part, on other items in the Investor's tax return. No attempt is made herein to discuss or evaluate the state or local tax effects on any prospective Investor. Each prospective Investor is urged to consult the prospective Investor's own tax advisor concerning the effects of federal, state and local income tax laws on an investment in the Units and on the prospective Investor's individual tax situation.

There are risks related to the Status of the Company for Federal income tax.

The Company has been organized as a limited liability company under the laws of the State of Oregon. The Company does not intend to apply for a ruling from the Internal Revenue Service (the "IRS") that it will be treated as a partnership for federal income tax purposes, but the Company intends to file its tax returns as a partnership for federal income tax purposes.

Because the Company will be doing business in Oregon, it may have to file a tax return in and be subject to the payment of income tax in Oregon pursuant to the Oregon unincorporated business franchise tax. Prospective Investors should recognize that many of the advantages and economic benefits of an investment in the Units depend upon the classification of the Company as a partnership (rather than as an association taxable as a corporation) for federal income tax purposes. A change in this classification would require the applicable Company to pay a corporate level tax on its income which would reduce cash available to fund distributions to Unit Holders or for internally funding growth of the Company, prevent the flow-through of tax benefits, if any, for use on Unit Holders' personal tax returns, and could require that distributions be treated as dividends, which together could materially reduce the yield from an investment in the Company. In addition, such a change in the Company's tax status during the life of the Company could be treated by the IRS as a taxable event, in which event the Unit Holders could have tax liability without receiving a cash distribution from the Company to enable them to pay such tax liability. The continued treatment of each Company as a partnership is dependent on present law and regulations, which are subject to change, and on the Company's ability to continue to satisfy a variety of criteria.

Unit Holders may have possible Federal income tax liability in excess of cash distributions.

Each Unit Holder will be taxed on the Unit Holder's allocable share of the Company's taxable income, regardless of whether the Company distributes cash to Unit Holders. A Unit Holder's allocable share of the Company's cash distribution is subject to federal income taxation only to the extent the amount of such distribution exceeds the Unit Holder's tax basis in the Unit Holder's interest at the time of the distribution. Additionally, distributions, which exceed the amount for which a Unit Holder is considered "at-risk" with respect to the activity, could cause a recapture of previous losses, if any. There is a risk that a Unit Holder may not have sufficient basis or amounts "at-risk" to prevent allocated amounts from being taxable. Prospective Investors should be aware that although the Company will use reasonable efforts to make distributions in an amount necessary to pay income tax at the highest effective individual income tax rate on Company's income, the federal income tax on a Unit Holder's allocable share of the Company's taxable income may exceed distributions to such Unit Holder.

Deductibility of employee's salaries and other fees may be challenged.

To be deductible, payments for services must be ordinary and necessary expenses of a trade or business, reasonable in amount, and for services performed during the taxable year in which paid or accrued (or for past, but not future, years' services). The IRS has stated publicly that the deduction of fees and syndication costs will receive close scrutiny when returns are audited. If the informational tax return filed annually for federal income tax purposes by a Company is audited, no assurance can be given as to what extent the deductions claimed for these fees will be allowed. Any disallowance by the IRS which is not successfully rebutted will have the effect of increasing the taxable income of a Unit Holder by decreasing the allowable deduction attributed to each Unit Holder for the year in question.

Tax auditing procedures will be under control of the Manager.

Any audit of items of income, gain, loss or credits of a Company will be administered at the partnership level. The decisions made by the Manager with respect to such matters will be made in good faith, but may have an adverse effect upon the tax liabilities of the Unit Holders.

Changes in Federal income tax laws and policies may adversely affect Unit Holders.

There can be no assurance that U.S. federal income tax laws and IRS administrative policies respecting the U.S. federal income tax consequences described in this Offering Circular will not be changed in a manner which adversely affects the Units of Unit Holders.

Risks related to tax shelter - imposition of accuracy-related penalty on underpayments (Code Section 6662).

A Unit Holder who is an individual could be subject to the Internal Revenue Code Section 6662 understatement penalty, if the Unit Holder's federal income tax liability is understated by the greater of $5,000 or ten percent (10%) of the tax shown on the return. In the case of a corporation (other than an S corporation or a personal holding company), there is a substantial understatement of income tax for any taxable year if the amount of the understatement for the taxable year exceeds the lesser of (i) ten percent (10%) of the tax required to be shown on the return for the taxable year (or, if greater, $50,000), or (ii) $50,000,000. If applicable, the penalty is equal to twenty percent (25%) of the understatement.

The exceptions to the understatement penalty apply different standards based on whether the item giving rise to the tax understatement resulted from a "tax shelter." The term "tax shelter" is defined to include a partnership if a significant purpose of such partnership is the avoidance or evasion of federal income tax. The Manager believes that that there is a reasonable basis to assume that the Company should not be classified as a tax shelter for purposes of the understatement penalty. If a tax shelter does exist, the understatement penalty will not be reduced even with adequate disclosure on the Unit Holder's tax return.

Risks related to disclosure of "reportable transactions" and related penalties.

Pursuant to the regulations under Code section 6011, taxpayers are required to disclose with their tax return certain information for each "reportable transaction" in which the taxpayer participates. The disclosure is on Form 8886 Reportable Transaction Disclosure Statement filed with the taxpayer's income tax return for each year which the taxpayer participates in a reportable transaction, with a copy to the Office of Tax Shelter Analysis ("OTSA") in Washington, D.C. for the first taxable year for which the transaction is disclosed.

Reportable transactions fall into six categories: listed transactions (transactions that IRS has determined to be a tax avoidance transaction and identified by published guidance), confidential transactions, transactions with contractual protection, loss transactions, transactions with significant book-tax differences, and transactions involving a brief asset holding period.

Pursuant to Code Section 6111, each material advisor is required with respect to any reportable transaction to make a return of (i) information identifying and describing the transaction; (ii) information describing any potential tax benefits expected to result from the transaction; and (iii) other information as the Secretary may prescribe. A "material advisor" is defined as any person who (i) provides material aid, assistance or advice with respect to organizing, managing, promoting, selling, implementing, insuring or carrying out any reportable transaction; and (ii) directly or indirectly derives gross income in excess of $250,000 ($50,000 in cases involving a reportable transaction of which all of the tax benefits are provided to natural persons) or another amount as prescribed by the Internal Revenue Service.

A material advisor with respect to any reportable transaction is also required to maintain a list identifying each person with respect to whom the advisor acted as a material advisor with respect to the transaction.

Code Section 6662A - Imposition of Accuracy-Related Penalty on Understatements with Respect to Reportable Transactions, provides that a 20-percent accuracy-related penalty may be imposed on any reportable transaction understatement. In addition, a higher 30-percent penalty applies to a reportable transaction understatement if a taxpayer does not adequately disclose, in accordance with regulations prescribed under Code Section 6011, the relevant facts affecting the tax treatment of the item giving rise to the reportable transaction understatement.

Code Section 6707A - Penalty For Failure To Include Reportable Transaction Information With Return, imposes a penalty of $10,000 on natural persons who fail to include on any return or statement any information with respect to a reportable transaction that is required under Code section 6011. All other taxpayers are subject to a $50,000 penalty for the same type of violation. For failures with respect to listed transactions, the penalty is increased to $100,000 for natural persons and $200,000 for all other taxpayers.

These penalties are effectively automatic and apply even if there is no understatement of income.

IN VIEW OF THE FOREGOING, IT IS ABSOLUTELY NECESSARY THAT EACH AND EVERY PROSPECTIVE INVESTOR CONSULT WITH THE PROSPECTIVE INVESTOR'S OWN ATTORNEYS, ACCOUNTANTS AND OTHER PROFESSIONAL ADVISORS AS TO THE LEGAL, TAX, ACCOUNTING AND OTHER CONSEQUENCES OF AN INVESTMENT IN THE UNITS.

PURSUANT TO INTERNAL REVENUE SERVICE CIRCULAR NO. 230, BE ADVISED THAT ANY FEDERAL TAX ADVICE IN THIS COMMUNICATION, INCLUDING ANY ATTACHMENTS OR ENCLOSURES, WAS NOT INTENDED OR WRITTEN TO BE USED, AND IT CANNOT BE USED BY ANY PERSON OR ENTITY TAXPAYER, FOR THE PURPOSE OF AVOIDING ANY INTERNAL REVENUE CODE PENALTIES THAT MAY BE IMPOSED ON SUCH PERSON OR ENTITY. SUCH ADVICE WAS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTION(S) OR MATTER(S) ADDRESSED BY THE WRITTEN ADVICE. EACH PERSON OR ENTITY SHOULD SEEK ADVICE BASED ON THE ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Offering Circular, including the sections entitled "The Company," "Risk Factors," "Business and Properties," "Offering Price Factors" and "Use of Proceeds," contains forward-looking statements. In some cases you can identify these statements by forward-looking words such as "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "could," "would," "project," "plan," "expect" or the negative or plural of these words or similar expressions. These forward-looking statements include, but are not limited to, statements concerning the Company, risk factors, plans and projections.

You should not rely upon forward-looking statements as predictions of future events. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in "Risk Factors." In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this Offering Circular may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

Except as required by law, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this Offering Circular to conform these statements to actual results or to changes in our expectations.

You should read this Offering Circular and the documents that we reference in this Offering Circular and have filed with the Securities and Exchange Commission as exhibits to the Form 1-A of which this Offering Circular is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

DESCRIPTION OF THE COMPANY'S BUSINESS

Overview

The Company is a limited liability company formed in the State of Oregon. The primary purpose of the Company is to acquire, own hold, develop, construct, lease, manage, operate, mortgage, sell and otherwise dispose of the Property, which currently consists of the undeveloped Block 76 E, a 13,957 square foot ("SF") lot located at 11 NE Martin Luther King Jr. Blvd., Portland, OR 97232.

The Company entered into a Purchase Agreement with the PDC on April 25, 2014 (the "Purchase Agreement"). The Purchase Agreement provided the Company with the right to purchase the Property from the PDC at market value, or $1,160,000. The Company closed on the purchase of the Property on May 15, 2015.

We expect to build two 6-story buildings that will share a common circulation corridor (elevator and stairs) and attach at each floor by a sky bridge. Each office floor plate will be approximately 4,000 SF over ten plates for a total of approximately 40,000 SF. There is expected to be approximately 6,000 SF of ground floor retail.

The Property is currently undeveloped. The Property is located in the Burnside Bridgehead, a cluster of four adjacent city blocks (5 lots) over 4.04 acres in Portland's Central Eastside Industrial District. All 5 lots are in various stages of development, awarded to developers and architects with proposals that best exemplified the PDC's Burnside Bridgehead Framework Plan.

As planned, the Company intends to build 16 tenants units: 6 retail and 10 offices. However, the Company has retained flexibility to change the number and size of the units to respond to market demands and the prevailing leasing market. Each floor plate of speculative office space (approximately 4,000 square feet) is intended for one tenant, providing creative class companies with a proprietary space to make their own.

The Company intends to begin construction in April 2016. The construction time is anticipated to take one year. The Company has zero employees and the Manager has five employees.

Key Property Highlights

- The Property is centrally located Portland's Central Eastside Industrial District, which is home to 17,000 jobs in manufacturing, warehousing, distribution, industrial services, technology and restaurant/retail. (Source: Southeast Examiner, August 2014).
- The Property is being developed as ground-floor retail with office space above.
- There is a street car stop and a bus stop on the Property.

Key Financial Highlights

- According to a 2014 Jones Lang LaSalle study, Portland Oregon has the lowest Class A office vacancy in the country at 11%.

- Creative office space is in high demand in Portland, OR. The Portland office market, according to the 4th Quarter 2014 report by CoStar, has an 8.1% overall vacancy rate. This rate is a continuation of decreasing vacancy over the past several quarters following the peak of rates at 11.4% in 2010. The rate is currently at a low, based upon the history by CoStar, shown since 2005. As of the current quarter, the Class "A" market reported a 9.6% vacancy, while Class "B" is currently at 8.5%, and Class "C" is at 5.9%.

From the date of this Offering Circular, we estimate that it will take 16 months to develop, design, permit, and build-out the space, and that approximately $17,894,735 in land acquisition and building improvements (both hard and soft costs) will be necessary for development construction and leasing. The cost estimate includes all tenant improvement costs and leasing commissions and/or fees payable by the Company. The breakdown of the development costs is as follows:

Land Cost:	$1,160,000
Hard Costs:	
Hard Costs	$9,850,000
Skin & Roof Paint	250,000
Owner Contingency	292,500
T.I. Budget	808,680
Total Hard Costs:	**$11,201,180**
Soft Costs:	
Artwork and Artist Fee	$ 235,000
Pre-Development Consultants	34,446
Architecture and Engineering	550,308
Development Fees	1,820,000
Permit Fees	643,505
Legal and Accounting	198,000
Leasing	406,469
Construction Financing and Carrying	1,642,827
Total Soft Costs:	**$5,295,555**
Total Project Costs:	**$17,894,735**

All of the Company's cost estimates and projections are based on its knowledge of the Portland real estate market and the Manager's extensive experience developing similar projects. Such estimates assume that no drastic change occurs in the real estate market conditions or the demand for commercial retail and office space in the Portland area.

Comparables

The following is a list of sales of properties comparable to the Property in the Portland area (Source: Western Realty Advisors, Inc., February 2015):

(1) Project Name   Block 75
      Street Address   111 NE Martin Luther King Jr. Blvd., Portland, OR 97232
      Lot Numbers   R150026, R150027, R150028
      Approx. Building SF   Currently under construction, projected to be a 145,000 SF mixed-use residential building. 239,130 maximum building SF allowance by code.
      Site SF   26,570 SF
      Target Completion   Spring/Summer 2016
      Last Sale Information $2,260,000 on June 28, 2013 ($85/SF)

(2) Project Name   1324 SE Oak Street
      Street Address   1324 SE Oak Street, Portland, OR 97232
      Lot Numbers   R R150598
      Intended Use   Currently under construction, projected to be a 45-unit apartment building with ground-floor retail.

Site SF	10,000 SF	
Target Completion	Spring/Summer 2016	
Last Sale Information	$1,300,000 on January 22, 2015 ($130/SF)	

(3) Project Name — 1300 E Burnside
Street Address — 1300 E Burnside St., Portland, OR 97232
Lot Number — R100662
Intended Use — Currently under construction, projected 69-unit apartment building with ground-floor retail.
Site SF — 14,500 SF
Target Completion — Q1 2016
Last Sale Information — $1,300,000 on June 12, 2014 ($89.66/SF)

The following comparable net "asking" rents in Portland, as of January 5, 2016, are for currently vacant units that are on the market and available for rent (Source: Colliers International, via Costar):

(1) Project Name — 100-198 NE 3rd Avenue
Street Address — 100-198 NE 3rd Avenue, Portland OR 97232
Building Type — Class B Office/Apartments
Total SF — 63,750 SF Under Construction Class B Apartments Building Delivering 6/2016
Office SF Available — 14,545 SF
Available Space — 1. Office: 4th Floor / Suite 400 14,545 SF unit - $28.00/NNN/SF/YR

(2) Project Name — bSIDE6
Street Address — 524 E Burnside St., Portland, OR, 97213
Building Type — Class B Loft/Creative Space Building Built in 2009
Total SF — 23,310 SF, Typical Floor 3,200 SF
Office SF Available — 2,400 SF
Available Space — 1. Office: 2nd Floor / 1,100 SF unit - $26.00/NNN/SF/YR
2. Office: 4th Floor / 1,300 SF unit - $26.00/NNN/SF/YR

(3) Project Name — Eastside Exchange
Street Address — 123 NE 3rd Ave, Portland, OR 97232
Building Type — Class B Office
Total SF — 100,000 SF Class B Office Building Renovated in 2013 Built in 1925
Office SF Available — 1,950 SF
Available Space — 1. Office: 3rd Floor, Suite 308 / 1,950 SF unit - $27.00/NNN/SF/YR

(4) Project Name — Framework Building
Street Address — 160 NE 6th Ave - Portland, OR 97232
Building Type — Class B Loft/Creative Space Building Built in 2015
Total SF — 24,400 SF
Office SF Available — 18,000 SF
Available Space — 1. Office: 2nd Floor / 4,500 SF unit - $26.00/NNN/SF/YR (TYP.)

(5) Project Name — 811 Stark Street
Street Address — 811 Stark St., Portland, OR 97214
Building Type — Under Construction Class B Office Building Delivering 5/2016
Total SF — 26,600 SF
Office SF Available — 7,795 SF
Available Space — 1. Office: 4th Floor / 7,795 SF Unit - $28/NNN/SF/YR

Market Context

Today, in cities around the globe, there is a renewed desire to inhabit places of historic character and authenticity. Portland's Central Eastside Industrial District is such a place—a place of density and grittiness that can offer work/live opportunities and destination retail/restaurant/entertainment sites, all dynamically interwoven with vibrant commerce, industry, and fabrication spaces.

At the intersection of the Willamette River and Burnside Street, the primary north-south dividing lines for the City of Portland, the Burnside Bridgehead stands at the threshold of becoming a vibrant center of life and commerce and a critical link between the Eastside and the Westside of Portland's Central City. Beginning on the northern edge of the Burnside Bridge, the 4.04 acre site is geographically and historically connected to the major commercial and industrial arterial for the region, the Willamette River. A recent renaissance of restaurants and start-up businesses in the immediate vicinity coupled with the new infrastructural investments of the Streetcar Loop and the East Burnside/Couch couplet puts the site at a critical juncture with the potential to catalyze Central Eastside redevelopment and foster important connections between the four quadrants of the City. In conjunction with Portland's reputation as a destination for 'creatives,' offering attainable/sustainable lifestyle opportunities, the Burnside Bridgehead site is in a position to serve as an innovative and organic model of incremental urbanism on a national level. (Source: The Burnside Bridgehead Framework Plan, June 2010. Portland Development Commission.)



aerial view of the burnside bridgehead showing primary movement corridors and key adjacencies

Property Background

The Property is currently undeveloped and is located in the Burnside Bridgehead, a cluster of four adjacent city blocks (5 lots) over 4.04 acres in Portland's Central Eastside Industrial District. All 5 lots are in various stages of development, awarded to developers and architects with proposals that best exemplified the PDC's Burnside Bridgehead Framework Plan.

We expect to build two 6-story buildings that will share a common circulation corridor (elevator and stairs) and attach at each floor by a sky bridge.

23

The Manager

...Some Knucklehead, Inc. doing business as Guerrilla Development is the Company's Manager. The Manager is located at 3534 NE 45th Ave. #J, Portland, OR 97213 and has the telephone number (503) 232-3479. Our Manager currently owns all of our Class A Membership Units, giving it sole management rights. Therefore, our Manager has control over the management of the Company and the management and development of the Property. Our Manager is owned and controlled by Kevin Cavenaugh who controls all of the Manager's voting and management rights. The Manager was formed on December 19, 2012, as an Oregon corporation. The sole purpose of the Manager is to acquire, own, hold, renovate, redevelop, construct, lease, manage, operate, mortgage, sell and otherwise dispose of fee simple real estate located in Portland, OR.

Kevin Cavenaugh has been designing buildings and developing property in Portland, Oregon since 1994. After obtaining his undergraduate degree in architecture from the University of California Berkeley in 1989, Mr. Cavenaugh spent two years building schools and shelter in Gabon, Africa as a member of the Peace Corps. In the early 1990s, Mr. Cavenaugh settled in Portland, OR where he began his architecture career with Fletcher Farr Ayotte, PC (FFA). Over the next decade, Mr. Cavenaugh honed his design skills at FFA and launched Cavenaugh+Cavenaugh LLC as a way to design and develop his own projects.

After two successful collaborations between Cavenaugh+Cavenaugh, LLC and FFA with Mr. Cavenaugh acting as both lead designer and property developer (the Box & One and Ode To Roses, both completed in 2001), he left FFA to pursue his design and development career full time. Cavenaugh+Cavenaugh, LLC completed the Burnside Rocket in 2006, a LEED platinum building housing retail, restaurant, and office space.

Mr. Cavenaugh was bestowed a Loeb Fellowship at the Harvard University Graduate School of Design for the 2007-2008 academic year. The Loeb Fellowship is a unique opportunity for promising mid-career professionals in the build environment to spend a year with unparalleled access to Harvard, MIT, and other design/development colleagues from all over the world to gain perspective on their respective careers. Upon Mr. Cavenaugh's return to Portland, important relationships were fledged and concepts that now guide ...Some Knucklehead, Inc. DBA Guerrilla Development were fine-tuned. In 2012, Mr. Cavenaugh founded ...Some Knucklehead, Inc. DBA Guerrilla Development and began his next wave of design and development projects. Guerrilla Development projects can be identified by their pioneering spirit and smart architecture.

...Some Knucklehead, Inc. DBA Guerrilla Development acts as the managing party of the limited liability companies created to acquire, own, hold, renovate, redevelop, construct, lease, manage, operate, mortgage, sell and otherwise dispose of fee simple real estate located in Portland, OR.

Mr. Cavenaugh strives to embed bold social experiments within his smart design, as evidenced by his 2012 project the Ocean (The Ocean 24th and Glisan, LLC managed by Guerrilla Development). Built on the bones of a defunct car dealership, the Ocean is now home to 6 micro-restaurants and a 4-bedroom residential loft. The businesses within the Ocean have an unprecedented symbiosis: each family member coming to dinner can order from a different restaurant and dine together within one space, with the purveyors handling one another's dishes and customers. The Ocean is currently at 100% tenant occupancy.

In January 2014, Dr. Jims Still Really Nice LLC, managed by Guerrilla Development, completed Dr. Jims Still Really Nice; 4 loft apartments adapted to the shell of a turn of the century dairy barn in the heart of Portland's Belmont neighborhood. Seemingly non-descript from the exterior, the lofts make clever use of space and open onto an expansive communal courtyard where tenants share meals and games of cornhole unbeknownst to pedestrians walking by. Dr. Jim's is currently at 100% tenant occupancy.

In 2015, Guerrilla Development completed two more ground-up projects in Portland, OR: The Zipper (The Zipper 27th and Sandy, LLC) and the 2/3rds Project (2/3rds Project LLC).

The Zipper is a 7,935 SF single-story building completed in July 2015. A significant aesthetic decision at the Zipper was establishing the façade pattern that both holds it own with Sandy Blvd. and produces compelling interior space for tenants and customers. Guerrilla Development created the repeating cadence of windows and "fins" that by day serve as a canvas for lenticular art and by night create the illusion of a glowing lantern. The end result is a compelling marriage of architecture and art. Programmatically, the Zipper is designed to promote a sense of collaboration between the small businesses that occupy it. Four micro-restaurants, a bar, a coffee shop, and a punk rock nail salon cluster around shared indoor and outdoor patios, creating a kinetic energy not unlike the artwork surrounding the building. The trash room, restrooms, and grease trap are all communal in an effort to cut down on start-up costs. The Zipper is at 100% tenant occupancy.

The 2/3rds Project consist of three separate buildings (13,606 SF total) on a 15,197 SF site in Downtown St. Johns, a neighborhood in North Portland. It was completed in November 2015. It is a mixed use project housing 6 residential rental lofts, 2 offices, and 5 retail spaces. The buildings are connected by a series of meandering alleyways, pulling pedestrians off the busy main street and encouraging circulation through the site to the various destinations: lofts, retail shops, and the Parks and Recreation-owned racquet center beyond. The 2/3rds Project is at 85% tenant occupancy with expectations of reaching 100% by Q2 2016.

The Manager expects to complete The Shore (The Shore 25th and Sandy LLC) in Q1 2016. The Shore is a 8,567 SF adaptive reuse project directly adjacent to the Ocean and part of the same original car dealership campus. Upon completion, the Shore will house a high-end grocer (6,505 SF) and a TBD retail tenant (2,062 SF).

In addition to the Property and the Company, The Manager has two other projects in predevelopment in Portland, OR.

Mr. Cavenaugh continues to pursue unique development opportunities often overlooked by other Portland developers. Mr. Cavenaugh continues to prioritize honest, quality relationships with investors/architects/engineers/city officials/and tenants and to forge new paths in contemporary architecture.

The Manager also owns and manages TENpod, LLC, a hub-and-spoke model co-working concept that currently houses a number of companies comprised of individuals and small groups. These companies are in various stages of development and growth, and it is expected that three of those companies will lease space in the Property upon completion.

The Manager has previously purchased and developed similar real estate projects in the Portland area, including:

(1) **Project Name**   **Ode to Roses'**
    Street Address   3435 NE 45th Avenue, Portland OR 97214
    Description
    - New construction, completed in 2001
    - 5,820 SF development on 7,464 SF urban infill site
    - 2-story commercial development with a popular bakery on the ground floor with cooperative office space above
    - 100% efficiency
    - A Cavenaugh+Cavenaugh, LLC managed project

    Land Cost $210, 000
    Construction Cost $527,890
    Soft Costs $115,289
    Total Project Cost   **$853,179**

    Equity $303,179

(2) **Project Name**   **The Box and One**
    Street Address   2728 SE Ankeny St., Portland OR 97214
    Description

- New construction, completed in 2001
- 7,318 SF development on 5,400 SF urban infill site
- Ground floor commercial with residential lofts above
- 5 residential units
- 2 commercial units
- A Cavenaugh+Cavenaugh, LLC managed project

Land Cost $243,000
Construction Cost $807,622
Soft Cost $248,405
Total Project Cost   **$1,299,027**

Equity $329,027

(3) **Project Name**   **The Burnside Rocket**
    Street Address   1111 E Burnside St., Portland, OR 97213
    Description:

- New construction, completed in 2007
- 16,233 SF development on 3,800 SF urban-infill site
- 4-story commercial development
- LEED Platinum
- Features include operable windows with operable art-as-window shades, an edible rooftop garden serving the top-floor restaurant, and water from an underground aquifer both cools the building and provides 17,000 liters of potable water each day
- A Cavenaugh+Cavenaugh, LLC managed project

Land Cost $76,397
Construction Cost $3,012,966
Soft Cost $604,895
Total Project Cost   **$3,694,258**

Equity $1,119,258

(4) **Project Name**   **The Ocean**
    Street Address   2329 NE Glisan St., Portland, OR 97232
    Description

- Adaptive reuse project, completed in 2012
- Transformed a 7,251 SF defunct car-dealership into a 100% efficiency mixed-use development
- Single-story construction houses 6 micro-restaurants (all under 650 SF) and a 1,880 SF residential loft
- A ...Some Knucklehead, Inc. DBA Guerrilla Development managed project

Building/Land Cost $792,000
Construction Cost $635,269
Soft Cost $213,452
Total Project Cost   **$1,640,721**

Equity $511,362

26

(5) **Project Name**   **Dr. Jim's Still Really Nice**
Street Address   3450 SE Alder St, Portland OR 97214
Description

- Adaptive reuse project, completed in 2014
- 4 residential lofts were built into the existing structure and exterior shell of a 9,506 SF turn-of-the-century warehouse
- There is an open-air interior courtyard enjoyed only by residents and their guests
- A ...Some Knucklehead, Inc. DBA Guerrilla Development managed project

Building/Land Cost	$560,806
Construction Cost	$906,600
Soft Cost	$300,925
Total Project Cost	**$1,768,331**
Equity	$502,331

(6) **Project Name**   **The Zipper**
Street Address   3705 NE Sandy Blvd, Portland OR 97232
Description

- New construction, completed in July 2015. 8,000 SF building on a 12,600 SF island site located in Northeast Portland.
- The Zipper houses 4 restaurants, a coffee shop, a bar, and a retail space under one roof. The tenants share many amenities such as interior and exterior courtyard seating for 120 customers, restrooms, high-occupancy bicycle parking, 2 fire pits, trash room, and grease trap. It is 100% leased.
- The Zipper includes an ambitious public art component – three two-sided lenticular murals cover the exterior facades, painted on repeating wooden fins along the undulating surface of the building.
- A ...Some Knucklehead, Inc. DBA Guerrilla Development managed project

Building/Land Cost	$600,000
Construction Cost	$1,360,640
Soft Cost	$409,122
Total Project Cost	**$2,369,762**
Equity	$719,762

(7) **Project Name**   **2/3rds Project**
Street Address   8787 N Lombard Street, Portland, OR 97213
Description

- New construction, completed in September 2015. The project is a total of 13,600 SF over three buildings on a 15,000 SF site in the heart of St. Johns, a neighborhood in North Portland.
- The 2/3rds Project is mixed use and houses 6 residential rental lofts, two office spaces, and five retail units.
- The land for the 2/3rds Project was sold to Guerrilla Development for $1 by the Portland Parks and Recreation department. The intention behind the sale was to create a catalytic project in St. Johns.
- A ...Some Knucklehead, Inc. DBA Guerrilla Development managed project

Building/Land Cost	$6,708 (Valued at $419,297)
Construction Cost	$2,012,592
Soft Cost	$798,365
Total Project Cost	**$2,817,665**
Equity	$717,665

Marketing of the Property

The Company has based its acquisition of the Property and its subsequent development based on a thorough understanding of the Portland area real estate development market as well as the experience of our Manager and its principal, Kevin Cavenaugh.

The Company expects to market the Property to future tenants in two ways. The first is through the Portland-based commercial real estate brokerage firm, Colliers International. A concurrent leasing strategy is based on the Company's network of creative-class companies within the Portland area. The Manager also manages TENpod, LLC, a hub-and-spoke model co-working concept that currently houses a number of companies comprised of individuals and small groups. These companies are in various stages of development and growth, and it is expected that three of those companies will occupy space in the Property upon completion. The Company intends to the fund the marketing of the property with the proceeds of its anticipated construction loan.

The Company is targeting Creative Class tenants, a market that is experiencing an expansion in the Portland area. Companies such as Puppet Labs, Airbnb, eBay, and Jama Software leased over 150,000 SF of creative office space in 2014 alone.

Creative office space is best defined as a work environment that encourages collaboration and creative thinking. Creative offices can be created through non-traditional building methods including, but not limited to, the following: high ceilings with exposed ductwork, exposed "brick and beam", open/collaborative environments, and converting abandoned warehouses or other non-traditional structures into habitable (and desirable) space.

The Company believes that demand for creative office space in Portland will continue to rise while vacancy continues to fall. The Company is optimistic that the Property will be in a position to offer appealing square footages to companies seeking creative office space in an up-and-coming part of town.

Portland's Central Eastside Industrial district is poised to continue to grow as a desirable location for office, residential, and commercial development. The growth of this particular district is due in part to support from the PDC and their Burnside Bridgehead Framework Plan, and part to the availability of land and buildings in such close proximity to Portland's Pearl District.

The Company anticipates leasing its office space for approximately $29/SF/YR in a triple net or "NNN" lease where the tenant pays net real estate taxes, net building insurance and net common area maintenance. The Company projects retail rent to be approximately $30/SF/YR with a NNN lease. Additional amenities of the Property will include on-site access to the Portland Streetcar CL line and the #6 Bus serving Martin Luther King Jr. Blvd north and south. A short two-minute walk will deliver tenants to a stop serving bus lines #12, #19, and #20, providing access to the east side of Portland.

The Company holds letters of intent to lease for 44% of the building as of the date of January 8, 2016. As of the date of this Offering Circular, the five properties owned and operated by the Manager (as described above) have 95% tenant occupancy. Additionally, properties developed but no longer owned by the Manager include three office units (100% tenant occupancy), five residential units (100% tenant occupancy), and six commercial/restaurant units (85% tenant occupancy).

Regulation

The Company's business practices and the Property are regulated by numerous federal, state and local authorities, including but not limited to the following:

U.S. State and Federal Securities Laws
The Class C Membership Units offered hereby are "securities," as defined in the Securities Act of 1933 (the "Securities Act") and state securities laws. The Securities Act provides, among other things, that no sale of any securities may be made except pursuant to a registration statement that has been filed with the SEC, and has become

effective, unless such sale (or the security sold) is specifically exempted from registration. State securities laws have analogous provisions.

The Class C Membership Units being offered hereby have not been registered under the Securities Act. Neither the SEC nor any state securities commission or regulatory authority approved, passed upon or endorsed the merits of this Offering. The offering and proposed sale of Class C Membership Units described herein shall be made pursuant to an exemption from registration with the SEC pursuant to Regulation A, and shall only be offered in states in which the registration of the offer and sale of the securities has been declared effective.

Environmental Regulations
Federal, state and local laws and regulations impose environmental controls, disclosure rules and zoning restrictions that directly impact the management, development, use, and/or sale of real estate. Such laws and regulations tend to discourage sales and leasing activities with respect to some properties, and may therefore adversely affect us specifically, and the real estate industry in general. Our failure to uncover and adequately protect against environmental issues in connection with the target purchase of real estate may subject us to liability as buyer of such property or asset. Environmental laws and regulations impose liability on current or previous real property owners or operators for the cost of investigating, cleaning up or removing contamination caused by hazardous or toxic substances at the property. The Company may be held liable for such costs as a subsequent owner of the Property. Liability can be imposed even if the original actions were legal and the Company had no knowledge of, or were not responsible for, the presence of the hazardous or toxic substances. Further, the Company may also be held responsible for the entire payment of the liability if it is subject to joint and several liability and the other responsible parties are unable to pay. The Company may also be liable under common law to third parties for damages and injuries resulting from environmental contamination emanating from the site, including the presence of asbestos containing materials. Insurance for such matters may not be available. Additionally, new or modified environmental regulations could develop in a manner that could adversely affect us.

Certain laws and regulations govern the removal, encapsulation or disturbance of asbestos containing materials ("ACMs"), when those materials are in poor condition or in the event of building renovation or demolition, impose certain worker protection and notification requirements and govern emissions of and exposure to asbestos fibers in the air. These laws may also impose liability for a release of ACMs and may enable third parties to seek recovery against the Company for personal injury associated with ACMs.

Americans with Disabilities Act
Under the Americans with Disabilities Act (the "ADA"), all places of public accommodation are required to meet certain federal requirements related to access and use by disabled persons. The Property must comply with the ADA to the extent that they are considered "public accommodations" as defined by the ADA. The ADA may require removal of structural barriers to access by persons with disabilities in public areas of the Property where such removal is readily achievable. We believe that our Property are or will be in substantial compliance with the ADA and that we will not be required to make substantial capital expenditures to address the requirements of the ADA after completion of the redevelopment. In addition, we will continue to assess our compliance with the ADA and to make alterations to the Property as required.

Other Laws and Regulations
The Company is required to operate the Property in compliance with fire and safety regulations, building codes and other land use regulations, as they may be adopted by governmental agencies and bodies and become applicable to our Property. It is also required to comply with labor laws and laws which prohibit unfair and deceptive business practices with consumers. The Property are also be subject to a variety of local, state and federal statutes, ordinances, rules and regulations concerning fair housing and real estate transactions in general. These laws may result in delays if the Property are re-developed. Additionally, these laws might cause the Company to incur substantial compliance and other costs. The Company may be required to make substantial capital expenditures to comply with those requirements and these expenditures could have a material adverse effect on its ability to pay dividends to shareholders at historical levels or at all. The Company is currently registered as a foreign limited liability company in the District of Columbia. The Company may suffer adverse consequences if such registration was revoked or suspended.

USE OF PROCEEDS

The maximum gross proceeds to the Company from the sale of Units are $1,500,000. The Company expects net proceeds after offering expenses of approximately $1,297,000. Expenses of the Offering are estimated to be approximately $203,000. Net proceeds generated from this Offering will be used (i) to develop the Property (ii) to create a contingency fund for renovation and interest reserve for the Property, and/or (iii) for working capital. Tenant allowance is commonly understood as a fixed amount per the lease that a landlord provides to a tenant to be applied to the hard costs of the tenant's build-out.

The Timing and Use of Proceeds are projected to occur as follows:

Milestone Table

Milestone	Method of Achievement	Projected Date
Close on the Property	The cost to purchase the land from the Portland Development Commission was $1,160,000.	Completed on May 15, 2015
Design approval and right to proceed as designed by the Portland Design Review Board	Submit construction drawings to be examined and approved by the Portland Design Review Board	October 22, 2015
Secure a construction/mini-perm loan for approximately $12,191,454.		Estimated March 2016
Receive building permits from the City of Portland	Submitted construction drawings on December 15, 2015. Approval typically takes 3 months	Estimated March 2016
Gain 100% tenant occupancy	The Company expects to market the Property to future tenants in two ways. The first is through the Portland, OR-based commercial real estate brokerage firm, Colliers International. A concurrent leasing strategy is based on the Company's network of creative-class companies within the Portland area. The Manager also manages a sub-company called TENpod, LLC, a hub-and-spoke model co-working concept that currently houses a number of companies comprised of individuals and small groups. These companies are in various stages of development and growth, and it is expected that three of those companies will occupy space in the Property upon completion.	Estimated completion by Q2 2017
The building is successfully constructed.		April 2016 – May 2017

All subscription funds that are accepted shall be deposited directly into an escrow account managed by an escrow agent. Subscription funds placed in the escrow account may only be accepted by the Company in accordance with the Subscription Agreement between the Company and each subscriber of Units (attached as Exhibit 4.1). The Company may return any funds it receives if it decides that it will not accept an Investor's subscription for Units. Additionally, the Company may reduce the size of a subscription or only partially fulfill a subscription with the unfulfilled portion still held in its bank account if fulfilling the full subscription amount would cause it to make a distribution from the Offering funds in excess of $1,500,000. If the Offering is over-subscribed, no additional funds over $1,500,000 will be accepted. While the Units are not offered on an "all or none" basis, this Offering shall terminate on the date that the maximum amount of $1,500,000 is raised, or, if an amount less than $1,500,000 is raised, upon the earlier of (1) one year after the effective date of the Offering Circular or (2) a date prior that is so determined by the Manager (the "Offering Period"). In the event that the proceeds received in this Offering, together with other offerings conducted by the Company, are insufficient to develop the Property, the Manager, Kevin Cavenaugh and/or one or more of their affiliates may loan the Company funds necessary to consummate the transaction on commercially reasonable terms. Proceeds of this Offering may be used in whole or in part to repay any such loans, with interest. The Company anticipates that a zero percent (0%) interest rate would apply to any such affiliate loans.

As illustrated in the table below, net proceeds of this Offering will be used to develop the Property. The development reserve will consist of monies that are placed in a reserve account at M&T Bank, the escrow agent.

Use of Proceeds of this Offering:

	If Maximum Sold Amount	Order of Priority If The Maximum is Raised	Order of Priority If Less Than Maximum is Raised	As a % of the Total Offering
	%	(1 being the highest; 7 being the lowest)	(1 being the highest; 7 being the lowest)	
Total Proceeds:	$1,500,000			100.00%
Less Offering Expenses:				
Legal & Accounting[(1)]	$126,000	[2]	[2]	8.4%
Blue Sky Fees[(1)]	$5,000	[1]	[1]	0.4%
Offering Software	$15,000	[3]	[3]	1.0%
Marketing	$57,000	[4]	[4]	3.8%
Net Proceeds from Offering:	$1,297,000			
Use of Net Proceeds:				
Construction costs	$688,707	[6]	[6]	45.9%
Soft Costs	$608,293	[5]	[5]	40.6%
Total Use of Net Proceeds:	$1,297,000			86.5%

(1) The numbers reflected in this item are estimates.

DETERMINATION OF THE OFFERING PRICE

The offering price has been arbitrarily determined by the Manager and may not bear any relationship to assets acquired or to be acquired or the book value of the Company or any other established criteria or quantifiable indicia for valuing a business. Neither the Company nor the Manager represents that the Units have or will have a market value equal to their offering price or could be resold (if at all) at their original offering price.

DILUTION

Our book value as of December 31, 2015 is approximately $5,854.00. Book value per Unit is determined by dividing our total assets, less total liabilities, by the membership units outstanding. Dilution in book value per percentage interest represents the difference between the amount per percentage interest paid by purchasers of the Units in this Offering and the book value per percentage interest immediately after this Offering.

After giving effect to the sale of 1,500 Units (representing 50.00% of the membership units outstanding) in this Offering at the offering price of $1,000 per Unit, and after deducting the estimated offering expenses payable by us, our as adjusted book value as of December 31, 2015 would be approximately $1,302,854.00, or $434.28 per membership unit. This represents an immediate increase in book value per unit of approximately $430.38 for Class A Members and a decrease in book value per unit of approximately $565.72 for Class C Members.

We may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance and sale of these securities could result in substantial dilution to Unit Holders.

This Offering is being conducted at the initial start-up phase of the business. The Company hopes to be profitable after the construction of the building and tenant occupancy.

Pre-Offering Equity Summary

Current Total Stockholders Equity	$5,854.00
Current Class A Stockholders Equity	$5,854.00
Class A Units outstanding prior to offering	1,500
Book value per Class A Unit	$3.90

Offering Equity Adjustment

Proceeds after offering expenses	$1,297,000.00
Current Total Stockholders Equity	$5,854.00
Adjusted book value	$1,302,854.00

Post-Offering Units

Number of Class A Membership Units	1,500
Number of Class C Membership Units	1,500
Total Number of Units	3,000

Post-Offering Book Value per Unit

Book value per Class A Membership Unit	$434.28
Book value per Class C Membership Unit	$434.28

Post-Offering Book Value

Book value to the Class A Member	$651,427.00
Book value to the Class C Members	$651,427.00

Post-Offering Change in Book Value per Unit

Book Value incr. per Class A Membership Unit	$430.38
Dilution per Class C Membership Unit	$565.72

Post-Offering Change in Book Value

Increase in book value for Class A Member	$645,570.00
Decrease in book value for Class C Members	$848,580.00

The Company calculated the decrease in book value to the Class C Members as follows: (Offering Price x Number of Class C Membership Units) – (Post-Offering Book Value per Class C Membership Unit x Number of Class C Membership Units) = ($1,000 x 1,500) – ($434.28 x 1,500) = $848,580.00.

DISTRIBUTIONS

The following is a description of the material terms of the Offering relating to distributions to all members of the Company including Investors as described in the Company's Operating Agreement. This description is not complete and is qualified in its entirety by reference to the Company's Operating Agreement which is attached as Exhibit 2.2 to this Offering Circular. Prospective Investors should consult the Operating Agreement for a complete description of the terms upon which distributions are to be made. In addition, prospective Investors should read the sections entitled "Forward-Looking Statements" and "Risk Factors" for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.

General

We do not intend to make any cash distributions to Investors until such time as we have made payment of all liabilities including, without limitation, the construction loan financing and the replenishment or creation of additional cash reserves. Due to the inherent risks involved in real estate management and development, we cannot ensure that we will make any cash distributions, and even if we do, we can give no assurances about the amount and timing of such distributions.

Note that there are currently no Class B Membership Units issued or outstanding; however, in the future and at its sole discretion, the Company may sell Class B Membership Units to raise additional capital.

The term "Net Cash From Operations," as defined in the Company's Operating Agreement attached as Exhibit 2.2, means the gross cash proceeds from Company operations (including sales and dispositions of Company property in the ordinary course of business) less the portion thereof used to pay or establish reserves for all Company expenses, debt payments, capital improvements, replacements, and contingencies, all as determined by the Manager. Net Cash From Operations shall not be reduced by depreciation, amortization, cost recovery deductions, or similar allowances, but shall be increased by any reductions of reserves as herein provided previously established pursuant to the first sentence hereof and from Net Cash From Sales or Refinancings.

The term "Net Cash From Sales or Refinancings," as defined in the Company's Operating Agreement, means the net cash proceeds from all sales and other dispositions (other than in the ordinary course of business) and all refinancings of Company property, less any portion thereof used to establish reserves, all as determined by the Manager. Net Cash From Sales or Refinancings shall include all principal and interest payments received by the Company with respect to any note or other obligation acquired in connection with sales and other dispositions (other than in the ordinary course of business) of Company property. Net cash proceeds shall mean the gross receipts (including condemnation and casualty insurance proceeds) from the refinancing, sale, exchange or other disposition (excluding leasing) of all or part of a Company property other than in the ordinary course of business, less the costs and expenses of the refinancing, sale, exchange or other disposition (including brokerage commissions), less the amount of any outstanding indebtedness allocable to such Company property and discharged on such sale, exchange or other disposition, and less the amount of any expenses (including capital expenditures and additions to reserves as herein provided) paid pursuant to the terms of this Agreement from the proceeds of the refinancing, sale, exchange or other disposition of such Company property. In the event any cash proceeds are not clearly identifiable as Net Cash From Operations or Net Cash From Sales or Refinancings, then the Manager, in its sole discretion, shall determine how to categorize such cash proceeds.

Terms of Cash Flow

All Net Cash from Operations will be distributed and applied by the Company in the following order of priority:

- (a) first, to the payment of all third party debts and liabilities of the Company then due and payable, excluding all debts and liabilities due to any Unit Holder; *then*

- (b) second, to any Unit Holder making a loan to the Company, *pro-rata* and *pari passu*, in an amount necessary to repay all outstanding amounts due under any loan made by Unit Holders to the Company; *then*

- (c) third, to the Class C Members and Class C-1 Members, in proportion to the aggregate amount of accrued but unpaid Preferred Return for Class C Membership Units and Preferred Return for Class C-1 Membership Units then due and payable to such Members; provided, however, that Class C Members and Class C-1 Members shall have no further right to receive a Preferred Return once such Member's Adjusted Capital Balance has been reduced to zero; *then*

- (d) fourth, to the Class B Members, in proportion to the aggregate amount of accrued but unpaid Preferred Return for Class B Membership Units then due and payable to such Class B Members; provided, however, a Class B Member shall have no further right to receive a Preferred Return once such Class B Member's Adjusted Capital Balance has been reduced to zero; *then*

- (e) finally, any remaining Net Cash From Operations shall be distributed as follows, to Class A Members and Class B Members, *pro rata.*

All Net Cash From Sales or Refinancings will be distributed and applied by the Company in the following order of priority:

- (a) first, to the payment of all third party debts and liabilities of the Company then due and payable, excluding all debts and liabilities due to any Unit Holder; *then*

- (b) second, to any Unit Holder making a loan to the Company, *pro-rata* and *pari passu*, in an amount necessary to repay all outstanding amounts due under any loan made by Unit Holders to the Company; *then*

- (c) third, to the Class C Members and Class C-1 Members, in proportion to the aggregate amount of accrued but unpaid Preferred Return for Class C Membership Units and Preferred Return for Class C-1 Membership Units then due and payable to such Members; *then*

- (d) fourth, to the Class C Members and Class C-1 Members until the Adjusted Capital Balance of each Class C Member and Class C-1 Member has been reduced to zero (and at such time as such Member's Adjusted Capital Balance has been reduced to zero, such Member will be deemed to have withdrawn as a Member, and shall have no further Financial Rights in the Company); *then*

- (e) finally, any remaining Net Cash From Sales or Refinancings shall be distributed to Class A Members and Class B Members, *pro rata.*

Recoupment of Investments

After the payment of debts and liabilities, the Preferred Return and principal and interest of member loans, we intend to make cash distributions to the Class C Members, as well as Class C-1 Members and Class B Members (in the event Class C-1 Membership Units and/or Class B Membership Units are then outstanding), *pro rata,* in proportion to their relative Adjusted Capital Balances, until their Adjusted Capital Balances, as calculated pursuant to Section I of the Operating Agreement, shall have been fully repaid. Following the repayment of such Class C Members' Adjusted Capital Balances, the Class C Member shall be deemed to have withdrawn from the Company and shall have no further financial rights in the Company.

Preferred Return

Class C Members who make capital contributions to the Company are entitled to a Preferred Return on investment calculated at the rate of 8% per annum, compounding monthly, on all Capital Contributions made to the Company by a Class C Member, with such Preferred Return for Class C Membership Units commencing to accrue on the date of each Capital Contribution is made to the Company by the Class C Member in question and continuing until such Capital Contribution is repaid or returned in full; provided, however, that if a Class C Member Interest is not fully redeemed on or before the Mandatory Class C Redemption Date, the Preferred Return for Class C Membership Units applicable to such Class C Member Interest shall thereafter be increased from 8% per annum to 12% per annum, commencing on the Mandatory Class C Redemption Date and continuing thereafter at 12% per annum until the date upon which the Class C Member Interest is fully redeemed.

The Company anticipates a yearly net operating income of $1,227,659. This number assumes a $1,423,606 gross rental income with a 5% vacancy rate and extrapolates a gross operating expense of at least $195,947 based on the Company's experience and track record in the Portland market and market-rate comparables. Providing an 8% return to our investors allows the Company to pay the Property's mortgage and fulfill its preferred equity responsibility to Class C Members as well as any other investors. Based on the 8% preferred return, the Manager's equity return will be negative until Year 4. This projection assumes a market-rate project appreciation of 3% per year.

The Manager uses a combination of rent comparables and its own operating data to calculate the gross rental income, the vacancy rate, and the gross operating expenses for the Company. Please refer to the section titled "Description of the Company's Business – Comparables."

The Manager has historically and is currently operating at 100% occupancy on all four of the properties it owns and operates in Portland. Using publicly available 2014 Year End reports, the Company assumed a retail vacancy rate in the comparable Portland market ranging from 4.8% to 5.9% and Class B office vacancy rates of 8.5% (see "Description of the Company's Business – Key Financial Highlights").

The Company's gross operating expenses are based on proprietary (but open-source) calculations where, based on historic operating data from previous projects, a percentage of the overall gross income per project is allocated to the maintenance of the projects.

In the event that a Class C Member elects to convert its Class C Membership Units to Class C-1 Membership Units upon the Company's failure to redeem its units on the Mandatory Class C Redemption Date, such Class C-1 Members will be entitled to a Preferred Return on investment calculated at the rate of 8% per annum, compounding monthly, on all Capital Contributions made to the Company by a Class C-1 Member (including such Capital Contributions made while it was a Class C Member) with such Preferred Return for Class C-1 Membership Units commencing to accrue on the date each Capital Contribution is made to the Company and continuing until such Capital Contribution is repaid or returned in full.

In the event that the Company sells Class B Membership Units, such Class B Members who make capital contributions to the Company are entitled to a Preferred Return on investment calculated at the rate of 8% per annum, compounding monthly, on all Capital Contributions made to the Company by a Class B Member, with such Preferred Return for Class B Membership Units commencing to accrue on the date of each Capital Contribution is made to the Company by the Class B Member in question and continuing until such Capital Contribution is repaid or returned in full; provided, however, that in the year that the Class B Membership Unit's Adjusted Capital Balance is reduced to zero, the Class B Membership Units shall no longer be entitled to a Preferred Return.

Optional Conversion of Class C Membership Units
In the event that the Company does not redeem a Class C Member's Class C Membership Units on or before the Mandatory Class C Redemption Date for such Class C Membership Units as provided in Section 6.11, such Class C Member shall have the option to convert all, but not less than all, of its Class C Membership Units into an equal number of Class C-1 Membership Units.

Class C-1 Members will have voting rights equal to that of the Class A and Class B Members, as further specified in the Operating Agreement and will be entitled to receive a preferred return of 8% per annum, compounding monthly, on all Capital Contributions made to the Company by such Class C-1 Member (including Capital Contributions made by such Class C Member prior to conversion) and continuing until such Capital Contribution is repaid or returned in full. Payment of the Preferred Return is contingent upon the Company distributing cash flow in accordance with the distribution provisions of the Operating Agreement, as described more fully in the section entitled "Distributions" below. In the event the Company does not distribute cash flow, Class C-1 Members will neither receive nor be entitled to payment of the Preferred Return

Dissolution or Liquidation Distribution
If the Company is dissolved or liquidated, the assets of the Company shall be distributed to the Unit Holders using the same method for distributions of Net Cash From Operations.

Reports to Investors
The Company intends to provide investors with quarterly unaudited financial statements and end-of-year reviewed financial statements. Such information will be provided to investors through electronic means. If investors holding 30% or more of the Membership units of the Company so request, the Company will provide audited financials. Investors may obtain hard copies of all reports, free of charge, by directing such request to Kevin Cavenaugh, 3435 NE 45th Avenue, #J, Portland, OR 97213, (503) 232-3479.

LEGAL PROCEEDINGS

The Company is not currently a party to any legal proceedings.

MANAGEMENT

Kevin Cavenaugh is the owner of all of the membership units of our Manager, ...Some Knucklehead Inc. dba Guerrilla Development, and is its manager. As manager, he is to make all decisions with regard to the operation of our Manager. See the "The Manager," which appears in the section entitled "Description of the Company's Business." Mr. Cavenaugh is 48 years old.

Executive Compensation

Kevin Cavenaugh controls our Manager, and any compensation paid to him for providing services will be paid by the Manager out of its own operating account. For a description of the development fee to be paid to the Manager, please see the discussion on page 41 under the section titles "Certain Relationships and Related Party Transactions."

Employment Agreements

We have no employment agreements with any of our Manager's managers or with any key employees.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of the equity securities of the Company (i) immediately prior to the consummation of this offering and (ii) as adjusted to reflect the sale of Class C Membership Units in this Offering.

Beneficial Ownership of Class A Membership Units

			Before Offering			After Offering		
Member	Class of Member Interest	Average Price Per Member Interest or Unit	% of Class of Member Interests	% of All Percentage Interests	Number of Units	% of Class of Member Interests	Number of Units	% of All Member Interests
...Some Knucklehead, Inc.[1]	A[2]	$4.00	100.0%	100.0%	1,500	100.0%	1,500	50.0%

(1)   ...Some Knucklehead, Inc. dba Guerrilla Development is the Manager of the Company.

The Class A Units owned by the Manager are subject to a Promotional Shares Lock-In Agreement (the "Lock-In Agreement"), where, as a condition to the registration of this Offering, the Manager has agreed not to transfer the Manager's Class A Units for a specified period of time. One-half of the Manager's Class A Units shall be released from the Lock-In Agreement (i.e. transferable) on the first anniversary of this Offering and the remaining half shall be released on the second anniversary.

Beneficial Ownership of Class C Membership Units

| | | | Before Offering | | | After Offering | | |
Member	Class of Member Interest	Average Price Per Member Interest or Unit	% of Class of Member Interests	% of All Percentage Interests	Number of Units	% of Class of Member Interests	Number of Units	% of All Member Interests
Purchasers of this Offering[1]	C[2]	$1,000	0	0	0	100	1,500	50.0%

(1)   There are no Class C Membership Units outstanding prior to the closing of this Offering.

(2)   The Class C Membership Units do not have any voting rights and do not have any dilutive effect on the percentage interests of the Class A Membership Units.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Some of the parties involved with the operation and management of the Company, including the Manager and Kevin Cavenaugh have other relationships that may create disincentives to act in the best interest of the Company and its Investors. The Manager has not established, and has no plans to establish, any procedures or controls to prevent, address or resolve these conflicts. As a result, these conflicts may inhibit or interfere with the sound and profitable operation of the Company.

Per its terms, the Operating Agreement is not intended to, and does not, create or impose any fiduciary duty on any of the Members or their respective affiliates. Further, under the Operating Agreement, members waive, to the extent permitted by applicable law, any and all fiduciary duties, including duty of loyalty and duty of fair dealing, of the Manager that, absent such waiver, may be implied by law.

The Company has not formally adopted, and does not intend to adopt in the future, either a conflicts of interest policy or a conflicts resolution policy. See the section entitled "Risk Factors – Risks Related to Certain Conflicts of Interest" for a further discussion of potential conflicts of interest between the Company, the Manager and their affiliates.

The Company has not and will not make loans to or loan guarantees on behalf of promoters, the Manager or the members. The Company has not and will not engage in material transactions with promoters other than those previously disclosed. Any future material affiliated transactions or loans will be made on terms that are no less favorable to the Company than those that can be obtained from unaffiliated third parties, and the Company's independent directors (such directors being appointed at such time a material affiliated transaction is contemplated) will approve all future material transactions and loans, and any forgiveness of loans. The Manager assures that there is a reasonable basis for these representations and it has embodies such representations in the Operating Agreement.

The Company previously sold 1,500 Class A Membership Units to the Manager for $6,000. In light of the experience that the Manager brings to the Project, such terms are reasonable. The transaction was not approved by any independent directors.

Additionally, the Company's current outstanding debt liabilities include pre-development loans from the Company's Manager, ...Some Knucklehead, Inc., in the amount of $2,006,181.00. The Company will use the proceeds from its pending construction loan to re-pay the Manager. Proceeds from the Offering will not be used to re-pay the Manager. All pre-development loans carry an interest rate of 14% per annum and mature either one year after execution, or on the earlier of: (i) June 30, 2016, or (ii) such date the Company, closes on its initial construction loan, which is expected to occur in the second quarter of 2016. Such loans originated from unaffiliated third parties, and the terms of such loans were not altered by the contribution of the proceeds by the Manager to the Company. Therefore, by their nature, the terms of the pre-development loans are as favorable to the Company as those generally available from unaffiliated third parties. The transaction between the Manager and the Company was not approved by any independent directors. At the time the Manager loaned the money to the Company, the Company had no assets and was otherwise unable to obtain funding.

The Company has an arrangement with its Manager, …Some Knucklehead, Inc. dba Guerilla Development, for development, management and administrative services. As of December 31, 2015, the Company had incurred development fees of $499,964, of which $191,641 was still outstanding as of December 31, 2015. The total development fee will be between 8.5% and 9.0% of the total project value and is payable in cash or equity with the cash component limited to no more than 30% of the total development fee. The Company believes this development fee is as favorable as terms it would have agreed to with an unaffiliated third party. No proceeds from the Offering will be used to pay the remainder of this development fee. The terms of this arrangement between the Manager and the Company were not approved by any independent directors. No fees other than the aforementioned development fee will be paid to the Manager. A copy of the Development Services Agreement is attached hereto as Exhibit 6.3.

Construction of the Property will be completed by a third-party construction company with no affiliation to the Manager or the Company. The Company does not have a fixed-price construction contract in place for the development of the Property, but instead intends to enter into a guaranteed maximum price (GMP) agreement with the contractor.

Manager as Member

Our Manager, …Some Knucklehead, Inc. dba Guerrilla Development, owns 100% of the Company's Class A Membership Units. The Manager, as the sole holder of the Class A Membership Units, also possesses sole management power over the Company. See the section entitled "Distributions."

The Manager and/or one or more of its affiliates, including Kevin Cavenaugh may participate in the Offering on the same terms as other Investors.

Lack of Separate Representation

The Company and the Manager are not represented by separate counsel. The attorneys, accountants and other professionals who perform services for the Company may be expected to perform services for the Manager and its affiliates. The attorneys, accountants and other professionals who perform services for the Company do not represent the Investors, and no other counsel or professionals have been retained to represent the interests of the Investors.

DESCRIPTION OF UNITS AND SUMMARY OF OPERATING AGREEMENT

Units

The interests being offered pursuant to this Offering Circular are Units representing Class C limited liability company membership units in the Company. A Unit shall represent the right to a Preferred Return calculated at a rate of 8% per annum, compounded monthly, commencing to accrue on the date each capital contribution is made until such capital contribution is repaid or returned in full. Holders of Units will have the rights and be subject to the obligations as Class C members described in the Company's Operating Agreement, a copy of which is attached as Exhibit 2.2.

Class C members have no rights to contribute to, direct or vote on any matter concerning the Company and the management of the Company's affairs, including whether or not the Company should dissolve. The Class C Membership Units grant the holder the right to receive distributions as set forth in the Operating Agreement. See the section entitled "Distributions."

The Units may not be transferred except (a) to an immediate family member (spouse, parent, grandparent, child or grandchild) of such Member, or to a trust for the benefit of any such immediate family member, or a beneficiary under any such trust, or (b) with the consent of the Class A member to a person or entity that is not a Member or

Unit Holder. The transfer or purported transfer of a Unit not made in accordance with the Operating Agreement will not be valid.

Description of the Operating Agreement of the Company

The following is a summary of the material provisions of the Operating Agreement of the Company. The following description does not purport to be complete and is subject to and qualified in its entirety by reference to applicable provisions of the laws of the State of Oregon and the entire Operating Agreement, which is attached as Exhibit 2.2. All capitalized terms appearing in this section entitled "Description of the Operating Agreement of the Company" shall have meanings set forth in the Operating Agreement.

General

Currently, all of the Company's operations are conducted through our Class A member, …Some Knucklehead, Inc. dba Guerrilla Development, in its capacity as Manager. The Manager currently owns the sole Class A Membership Unit, which is equal to 100% of all membership units outstanding, or its "Percentage." The Company currently has no Class C Membership Units outstanding and no Class B Membership Units. However, in the future and at its sole discretion, the Company may issue and sell Class B Membership Units and additional Class A Membership Units, as well as other types of securities, including debt, to raise additional capital. However, any such additional Units that are sold to the Manager or any "promoter" (as such term is defined in the NASAA Statement of Policy) or its affiliates must be sold on the same terms as offered to all other existing or new members.

Purposes, Business and Management

The Company was organized to acquire, own, hold, renovate, redevelop, construct, lease, manage, operate, mortgage, sell and otherwise dispose of real estate, directly or indirectly, and to engage in any and all lawful businesses not specifically stated in the Operating Agreement. Without the written consent of the Class A Member, the Company will not engage in any business other than the ownership, construction, development, management and operation of the Property.

Management, Voting and Governance

Except as otherwise provided in the Operating Agreement, all powers of the Company will be exercised by or under the authority of, and the business and affairs of the Company and implementation of the Company's policies and executive control of the Company's major decisions shall be managed by one (1) manager (who may, but need not, be a member), who shall be selected by the Class A Member. The manager will have the right and power to run the day-to-day and other affairs of the Company and to act as agent for and on behalf of the Company, with power to bind it. The manager may be removed from office, and a new manager may be elected or appointed, solely by the Class A Member. The Class C Members will not have voting rights or governance rights. As respects the members, all voting rights and governance rights of the members will be held solely by the Class A Member, Class B Members and Class C-1 Members (if any). Whenever the Operating Agreement or law calls for or requires a vote of the members of the Company, such vote will in all cases mean and refer to the vote of the Class A, Class B Members and Class C-1 Members. The current manager is …Some Knucklehead, Inc. dba Guerrilla Development.

Additional Funds

In the event the Company needs additional funds, the Manager will first use its commercially reasonable efforts, for and on behalf of the Company, to borrow such funds in the Company's name from third parties. In the event that all required additional capital is not obtained by the Company, if required by the Manager, then the Class A Member shall be required to make additional capital contributions to the Company (the "Required Amount"). Pursuant to Section 3.2.2(b) of the Operating Agreement, Class C Members cannot be required to participate in capital calls.

Preferred Return

Class C Members who make capital contributions to the Company are entitled to a Preferred Return on investment calculated at the rate of 8% per annum, compounding monthly, on all Capital Contributions made to the Company by a Class C Member, with such Preferred Return for Class C Membership Units commencing to accrue on the date of each Capital Contribution is made to the Company by the Class C Member in question and continuing until such Capital Contribution is repaid or returned in full; provided, however, that if a Class C Member Interest is not fully redeemed on or before the Mandatory Class C Redemption Date, the Preferred Return for Class C Membership

Units applicable to such Class C Member Interest shall thereafter be increased from 8% per annum to 12% per annum, commencing on the Mandatory Class C Redemption Date and continuing thereafter at 12% per annum until the date upon which the Class C Member Interest is fully redeemed.

In the event that a Class C Member elects to convert its Class C Membership Units to Class C-1 Membership Units upon the Company's failure to redeem its units on the Mandatory Class C Redemption Date, such Class C-1 Members will be entitled to a Preferred Return on investment calculated at the rate of 8% per annum, compounding monthly, on all Capital Contributions made to the Company by a Class C-1 Member (including such Capital Contributions made while it was a Class C Member) with such Preferred Return for Class C-1 Membership Units commencing to accrue on the date each Capital Contribution is made to the Company and continuing until such Capital Contribution is repaid or returned in full.

In the event that the Company sells Class B Membership Units, such Class B Members who make capital contributions to the Company are entitled to a Preferred Return on investment calculated at the rate of 10% per annum, compounding monthly, on all Capital Contributions made to the Company by a Class B Member, with such Preferred Return for Class B Membership Units commencing to accrue on the date of each Capital Contribution is made to the Company by the Class B Member in question and continuing until such Capital Contribution is repaid or returned in full; provided, however, that in the year that the Class B Membership Unit's Adjusted Capital Balance is reduced to zero, the Class B Membership Units shall no longer be entitled to a Preferred Return.

Distributions of Cash Flow and Liquidation of Assets

All Net Cash From Operations will be distributed and applied by the Company in the following order of priority:

- (a) first, to the payment of all third party debts and liabilities of the Company then due and payable, excluding all debts and liabilities due to any Unit Holder; *then*

- (b) second, to any Unit Holder making a loan to the Company, *pro-rata* and *pari passu*, in an amount necessary to repay all outstanding amounts due under any loan made by Unit Holders to the Company; *then*

- (c) third, to the Class C Members and Class C-1 Members, in proportion to the aggregate amount of accrued but unpaid Preferred Return for Class C Membership Units and Preferred Return for Class C-1 Membership Units then due and payable to such Members; provided, however, that Class C Members and Class C-1 Members shall have no further right to receive a Preferred Return once such Member's Adjusted Capital Balance has been reduced to zero; *then*

- (d) fourth, to the Class B Members, in proportion to the aggregate amount of accrued but unpaid Preferred Return for Class B Membership Units then due and payable to such Class B Members; provided, however, a Class B Member shall have no further right to receive a Preferred Return once such Class B Member's Adjusted Capital Balance has been reduced to zero; *then*

- (e) finally, any remaining Net Cash From Operations shall be distributed to Class A Members and Class B Members, *pro rata.*

All Net Cash From Sales or Refinancings will be distributed and applied by the Company in the following order of priority:

- (a) to the payment of all third party debts and liabilities of the Company then due and payable, excluding all debts and liabilities due to any Unit Holder; *then*

- (b) to any Unit Holder making a loan to the Company, *pro-rata* and *pari passu*, in an amount necessary to repay all outstanding amounts due under any loan made by Unit Holders to the Company; *then*

- (c) third, to the Class C Members and Class C-1 Members, in proportion to the aggregate amount of accrued but unpaid Preferred Return for Class C Membership Units and Preferred Return for Class C-1 Membership Units then due and payable to such Members; *then*

- (d) fourth, to the Class C Members and Class C-1 Members until the Adjusted Capital Balance of each Class C Member and Class C-1 Member has been reduced to zero (and at such time as such Member's Adjusted Capital Balance has been reduced to zero, such Member will be deemed to have withdrawn as a Member, and shall have no further Financial Rights in the Company); *then*

- (e) finally, any remaining Net Cash From Sales or Refinancings shall be distributed to Class A Members and Class B Members, *pro rata*.

Allocation of Profits and Losses

After giving effect to the allocations and/or adjustments required by the Operating Agreement, profits and losses for any fiscal year shall be allocated as follows:

Profits shall be allocated: (i) first, to each Member which has previously been allocated losses, which have not been fully offset by allocations of profits ("Unrecovered Losses") until the cumulative amount of profits allocated to each such Member is equal to the cumulative amount of losses which have been allocated to such Member, it being understood that profits allocated shall be allocated to the Members in proportion to their respective Unrecovered Losses; (ii) second, to the Class B Members in proportion to the amount of Preferred Return for Class B Membership Units distributed or to be distributed to the Class B Members; (iii) third, to the Class C Members and Class C-1 Members in proportion to the amount of Preferred Return for Class C Membership Units and Preferred Return for Class C-1 Membership Units distributed or to be distributed to such Members, and (iv) fourth, to the Class A Member.

Losses will be allocated to the Unit Holders (i) first, in accordance with their positive Capital Account Balances until such accounts are reduced to zero, and (ii) thereafter in accordance with their percentage interests.

See the Operating Agreement for a further discussion of the allocation of profits and losses.

Exculpation and Indemnification of Manager

The Operating Agreement generally provides that no Member will have any personal obligation for any debts, obligations or liabilities of the Company and that no Member will be liable, responsible or accountable, in damages or otherwise, in any action brought by or in the right of the Company or brought by or in the right of the Members, except if the Member engaged in gross misconduct, fraud, or criminal activity. The Company will indemnify each Member to the fullest extent permitted by law for any act performed by the Member with respect to Company matters, except in the case of action or failure to act by a Member which constitutes gross misconduct, fraud, or criminal activity.

Power of Attorney

Each Member appoints the Manager as the Member's true and lawful attorney-in-fact to execute all documents, including the amendments to the Operating Agreement and all documents required to dissolve and terminate the Company and to cancel its Articles of Organization.

Restrictions on Transfer

The Operating Agreement restricts the transferability of membership units, except (a) to an immediate family member (spouse, parent, grandparent, child or grandchild) of a member, or to a trust for the benefit of any such immediate family member, or a beneficiary under any such trust, or (b) with the consent of the Manager or as otherwise permitted under the Operating Agreement, to a person or entity that is not a Unit Holder. The transfer of any membership units in violation of the Operating Agreement will be deemed invalid, null and void, and of no force or effect. Any person to whom membership units are attempted to be transferred in violation of the Operating Agreement will not be entitled to vote on matters coming before the members, participate in the management of the Company, act as an agent of the Company, receive distributions from the Company or have any other rights in or with respect to the membership rights. The Operating Agreement also provides for drag-along rights.

Dilution of Members

In the event the Manager elects to admit a person as a new member in the Company, the percentage interest of all of the Class A, Class B, Class C and Class C-1 Members shall be diluted on a *pro-rata* basis in order to provide percentage interests to the new member. The Manager shall be permitted to solely determine the terms and conditions upon which to admit a person as a new member in the Company.

General Right of Repurchase

The Operating Agreement allows for the Company to exercise a right of repurchase, in its sole discretion, with regard to the Class B Membership Units, Class C Membership Units and Class C-1 Membership Units at any time. In the event that the Company elects to repurchase some or all of the Class B Membership Units, Class C Membership Units and/or Class C-1 Membership Units, the repurchase price for such Members will be the sum of (a) the amount of accrued but unpaid Preferred Return then due and owing to such Member, and (b) such Member's then applicable Adjusted Capital Balance. The purchase price will be payable to the Members in four equal, quarterly installments, with the first payment becoming due ninety (90) days following the date on which the Company provides notice to the Members of its decision to repurchase the Class B Membership Units, Class C Membership Units or Class C-1 Membership Units. The Operating Agreement allows the Company to purchase some or all of the Units then outstanding.

Personal Conduct Repurchase Right

The Operating Agreement provides that the Company may elect to repurchase, at book value, all of the Class B Membership Units, Class C Membership Units and Class C-1 Membership Units of a Class B, Class C or Class C-1 Member in the event that such Member fails to conform its personal conduct to common and accepted standards of good citizenship or conducts itself in a way that reflects poorly upon the Company, as determined by the Manager in its sole discretion. The purchase price will be payable to the Member in a single payment, with the payment becoming due fifteen (15) business days following the date on which the Company provides notice to the Investor of its decision to repurchase the Membership Units.

Litigation Repurchase Right

The Operating Agreement provides that the Company may elect to repurchase, at book value, all of the Class B Membership Units, Class C Membership Units and Class C-1 Membership Units of a Class B, Class C or Class C-1 Member in the event that such Member brings any suit, legal action or proceeding against the Company. The purchase price will be payable to the Member in a single payment, with the payment becoming due fifteen (15) business days following the date on which the Company provides notice to the Member of its decision to repurchase the Membership Units.

Mandatory Redemption of Class C Membership Units

The Operating Agreement provides that the Company shall redeem each Class C Member's Units on the fifth (5th) anniversary of the date upon which a Class C Member's Units are first issued to the applicable Class C Member (the "Mandatory Class C Redemption Date") by paying to the applicable Class C Member its Adjusted Capital Balance, at par, together with all accrued but unpaid Preferred Return. In the event the Company lacks sufficient funds to redeem a Class C Member's Units, it shall not constitute a default by the Company.

Amendment of the Operating Agreement by Manager

The Operating Agreement may be modified or amended (i) with the consent of the Class A Member and the approval of a majority of the percentage interests of the Class B, Class C and Class C-1 Members, or (ii) solely by the Class A member, provided that, except with respect to certain modifications set forth in the Operating Agreement, any such amendment solely by the Class A Member may not materially and adversely affect (1) the rights and obligations of the members or (2) the economic terms of the Operating Agreement (except if all members are treated the same on a proportionate basis).

Books, Records and Accounting

The Manager will keep or cause to be kept complete and accurate books and records of the Company and supporting documentation of the transactions with respect to the conduct of the Company's business. These books and records will be maintained in accordance with generally accepted accounting principles and practices and will be available at the Company's principal office for inspection and copying by any member at any and all reasonable times during normal business hours at such member's expense. Within ninety (90) days after the end of each taxable year of the Company, the Manager will cause to be sent to each person who was a member at any time during the taxable year then ended a complete accounting of the affairs of the Company for the taxable year then ended. In addition, within ninety (90) days after the end of each taxable year of the Company, the Manager shall use its commercially reasonable efforts to cause to be sent to each person who was a Unit Holder at any time during the taxable year then ended, that tax information concerning the Company which is necessary for preparing the Unit Holder's income tax returns for that year; provided, however, that the Manager may opt to file an extension for an October tax filing and may delay delivery of materials to Unit Holders accordingly. At the request of any member, and at the member's expense, the members will cause an audit of the Company's books and records to be prepared by independent accountants for the period requested by the member.

Waiver of Fiduciary Duties

Per its terms, the Operating Agreement is not intended to, and does not, create or impose any fiduciary duty on any of the members or their respective affiliates. Further, under the Operating Agreement, the members waive, to the extent permitted by applicable law, any and all fiduciary duties of the Manager, that, absent such waiver, may be implied by law.

Dissolution

The Class A Member may dissolve the Company at any time without the consent of the Class C, Class C-1 (if any) or Class B (if any) Members. Upon dissolution of the Company, the Manager shall wind up the Company's affairs.

Attorney Fees

Any legal action that is filed or initiated by a Member against the Company will cause the Company to incur substantial legal expenses. As such, the prevailing party in such legal action shall be entitled to recover its litigations costs and reasonable attorneys' fees from the non-prevailing party, provided that in no event will the aggregate recovery by any Member ever exceed 200% of the total amount of capital contributions made by such Member.

PLAN OF DISTRIBUTION

The Units to be offered in connection with this Offering shall be offered by the manager of our Manager, Kevin Cavenaugh, who will use his commercially reasonable best efforts in an attempt to sell the Units through the Company's website. Mr. Cavenaugh will not receive any commission or any other remuneration for these sales. The Company is not using an external selling agent or finder in connection with this Offering. In offering the Units on our behalf, Mr. Cavenaugh is not required to register as a broker-dealer under the Securities Exchange Act of 1934. Mr. Cavenaugh will not be compensated for his participation and will act only in a passive manner with respect to the offering of Units. As a result, his activity does not require registration under Exchange Act Section 15(a).

Although the Company is not using an external selling agent or finder in connection with this Offering, it intends to use its website, as well as and information management tool, in connection with the Offering. The Company will license software-as-a-service (SaaS) from CrowdStreet, Inc. to accomplish this. The software will provide the Company with the technological capability to seamlessly communicate with potential investors, host the offering documents and allow investors to review, sign and submit such documents. The Company has revised the use of proceeds table to reflect the $15,000 it will pay to CrowdStreet for the SaaS license.

This Offering Circular will be furnished to prospective Investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the Company's website.

In order to subscribe to purchase the Units, a prospective Investor must complete, sign and deliver the executed Subscription Agreement and Form W-9 information to The Fair-Haired Dumbbell LLC and wire funds for its subscription amount.

The Company reserves the right to reject any Investor's subscription in whole or in part for any reason. If the Offering terminates or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

In addition to this Offering Circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this Offering. These materials may include public advertisements and audio-visual materials, in each case only as authorized by us. Although these materials will not contain information in conflict with the information provided by this Offering Circular and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to the Units, these materials will not give a complete understanding of this Offering, the Company or the Units and are not to be considered part of this Offering Circular. This Offering is made only by means of this Offering Circular and prospective Investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest in the Units.

State Qualification and Suitability Standards

This Offering Circular does not constitute an offer to sell or the solicitation of an offer to purchase any Units in any jurisdiction in which, or to any person to whom, it would be unlawful to do so. An investment in the Units involves substantial risks and possible loss by Investors of their entire investment. See "Risk Factors."

These Units have not been qualified under the securities laws of any state or jurisdiction. We plan to register the Offering only with the California, Massachusetts, Oregon, Virginia, Washington, and Washington D.C. securities regulatory bodies and such other state securities regulatory bodies as we may determine from time to time. We may also offer or sell Units in other states in reliance on exemptions from registration requirements of the laws of those states.

Investors that are natural persons must have either: (i) a minimum household annual gross income of $70,000 and a minimum household net worth of $70,000 (exclusive of automobile, home and home furnishings), or (ii) a minimum household net worth of $250,000 (exclusive of automobile, home and home furnishings). Investors that are natural persons must be residents of one of the following jurisdictions: California, Massachusetts, Oregon, Virginia, Washington, or Washington D.C. Any entity investing must have its principal place of business in one of the aforementioned jurisdictions.

The investing section of the Company's website hosting this Offering will be coded to only allow access to invest to those prospective Investors that reside in jurisdictions where the Offering is registered and meet any state-specific Investor suitability standards.

Certificates Will Not be Issued

The Company will not issue certificates. Instead, the Units will be recorded and maintained on the Company's membership register.

Limitations on Transferability

The Company's Operating Agreement restricts the transferability of membership units, except (a) to an immediate family member (spouse, parent, grandparent, child or grandchild) of a member, or to a trust for the benefit of any such immediate family member, or a beneficiary under any such trust, or (b) with the consent of the Manager or as otherwise permitted under the Operating Agreement, to a person or entity that is not a Unit Holder. The transfer of any membership units in violation of the Operating Agreement will be deemed invalid, null and void, and of no force or effect. Any person to whom membership units are attempted to be transferred in violation of the Operating Agreement will not be entitled to vote on matters coming before the members, participate in the management of the Company, act as an agent of the Company, receive distributions from the Company or have any other rights in or with respect to the membership rights.

Escrow

The proceeds of this Offering will be held in escrow with M&T Bank, Lake Oswego, Oregon. Funds deposited in escrow will remain in escrow until such time as the Company receives investments for the Minimum Offering Amount, or $1,025,000, at which point in time the Company will break escrow and all moneys in escrow, including any interest earned thereon, will be remitted to the Company. If the Company does not receive investments for the Minimum Offering Amount by the end of the Offering Period, all funds will be returned to investors, without interest.

Advertising, Sales and other Promotional Materials

In addition to this Offering Circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this Offering. These materials may include public advertisements and audio-visual materials, in each case only as authorized by us. Although these materials will not contain information in conflict with the information provided by this Offering Circular and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to the Units, these materials will not give a complete understanding of this Offering, the Company or the Units and are not to be considered part of this Offering Circular. This Offering is made only by means of this Offering Circular and prospective Investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest.

LEGAL MATTERS

All prospective Investors are encouraged to consult their own legal advisors for advice in connection with this Offering.

EXPERTS

No experts were employed on a contingent basis or otherwise, nor or do any experts have any material interest in the issuer or any of its affiliated companies, their members or their agents.

TRANSFER AGENT

We will serve as our own transfer agent and registrar.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We undertake to make available to every Investor, during the course of this Offering, the opportunity to ask questions of, and receive answers from us concerning the terms and conditions of this Offering and to obtain any appropriate additional information: (i) necessary to verify the accuracy of the information contained in this Offering Circular, or (ii) for any other purpose relevant to a prospective investment in the Company.

The Company will also provide to each Investor, upon request, copies of the following documents:

(i)   copies of all of our material contracts; and

(ii)   an opinion of counsel to the Company as to the legality of the Units, indicating that they will when sold, be legally issued, fully paid and non-assessable.

All communications or inquiries relating to these materials or other questions regarding the Company or the Offering should be directed to the Company at 3435 NE 45th Ave, #J Portland, OR 97213, or to the telephone number (503) 232-3479.

The Fair-Haired Dumbbell LLC

An Oregon Limited Liability Company

Financial Statements and Independent Auditor's Report
December 31, 2015 and 2014

THE FAIR-HAIRED DUMBBELL LLC

TABLE OF CONTENTS



To the Members of
The Fair-Haired Dumbbell LLC
Portland, Oregon

INDEPENDENT AUDITOR'S REPORT

Report on the Financial Statements

We have audited the accompanying financial statements of The Fair-Haired Dumbbell LLC, which comprise the balance sheets as of December 31, 2015 and 2014, and the related statements of operations, changes in members' equity, and cash flows for the year ended December 31, 2015 and the period from February 26, 2014 (inception) to December 31, 2014, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Fair-Haired Dumbbell LLC as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the year ended December 31, 2015 and the period from February 26, 2014 (inception) to December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statements, the Company has not yet commenced planned principal operations and requires significant additional capital to complete its planned principal operations. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

/s/ **Artesian CPA, LLC**

Denver, Colorado
February 8, 2016

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

THE FAIR-HAIRED DUMBBELL LLC
BALANCE SHEETS
As of December 31, 2015 and 2014

	2015	2014
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 33,391	$ 27,519
Cash held in escrow	7,928	-
Prepaid expenses	8,282	-
Earnest money deposit	-	58,000
Deferred offering costs	100,967	33,257
Total Current Assets	150,568	118,776
Non-Current Assets:		
Real estate, net	2,778,446	422,810
Total Non-Current Assets	2,778,446	422,810
TOTAL ASSETS	$ 2,929,014	$ 541,586
LIABILITIES AND MEMBERS' EQUITY		
Liabilities:		
Current Liabilities:		
Accounts payable	$ 144,851	$ 63,757
Accounts payable - related party	191,641	-
Accrued interest payable	180,487	32,829
Promissory notes - unsecured	2,006,181	445,000
Construction loan - secured	400,000	-
Total Liabilities	2,923,160	541,586
Members' Equity:		
Membership Units, unlimited units authorized, no par, 1 unit and 1 unit issued and outstanding as of December 31, 2015 and 2014, respectively	6,000	-
Accumulated deficit	(146)	-
Total Members' Equity	5,854	-
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 2,929,014	$ 541,586

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

THE FAIR-HAIRED DUMBBELL LLC
STATEMENTS OF OPERATIONS
For the year ended December 31, 2015 and the period from February 26, 2014 (inception) to December 31, 2014

	2015	2014
Net revenues	$ -	$ -
Cost of net revenues	-	-
Gross Profit	-	-
Operating Expenses:		
General & administrative	146	-
Total Operating Expenses	146	-
Net Loss	$ (146)	$ -
Weighted-average units outstanding		
-Basic and Diluted	1	1
Net loss per unit		
-Basic and Diluted	$ (146)	$ -

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

-4-

THE FAIR-HAIRED DUMBBELL LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY
For the year ended December 31, 2015 and the period from February 26, 2014 (inception) to December 31, 2014

	Membership Interests			
	Number of Units	Amount	Accumulated Deficit	Total Members' Equity
Balance at February 26, 2014 (inception)	-	$ -	$ -	$ -
Issuance of founding membership unit	1	-	-	-
Net Loss	-	-	-	-
Balance at December 31, 2014	1	$ -	$ -	$ -
Capital contributions by managing member	-	$ 6,000	$ -	$ 6,000
Net Loss	-	-	(146)	(146)
Balance at December 31, 2015	1	$ 6,000	$ (146)	$ 5,854

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

THE FAIR-HAIRED DUMBBELL LLC
STATEMENTS OF CASH FLOWS
For the year ended December 31, 2015 and the period from February 26, 2014 (inception) to December 31, 2014

	2015	2014
Cash Flows From Operating Activities		
Net Loss	$ (146)	$ -
Adjustments to reconcile net loss to net cash provided by operating activities:		
Transfer of accounts payable at inception date	-	11,173
Changes in operating assets and liabilities:		
(Increase)/Decrease in cash held in escrow	(7,928)	-
(Increase)/Decrease in prepaid expenses	(8,282)	-
(Increase)/Decrease in earnest money deposit	58,000	(58,000)
Increase/(Decrease) in accounts payable	81,094	52,584
Increase/(Decrease) in accounts payable - related party	191,641	-
Increase/(Decrease) in accrued interest payable	147,658	32,829
Net Cash Provided by Operating Activities	462,037	38,586
Cash Flows From Investing Activities		
Purchase of land	(1,160,000)	-
Preacquisition costs	(178,240)	(330,393)
Transfer of preacquisition costs incurred prior to inception	-	(59,588)
Capitalized interest	(208,007)	(32,829)
Project development costs	(809,389)	-
Net Cash Used in Investing Activities	(2,355,636)	(422,810)
Cash Flows From Financing Activities		
Proceeds from issuance of promissory notes	1,736,181	395,000
Transfer of proceeds from pre-inception promissory notes	-	50,000
Repayments of promissory notes	(175,000)	-
Issuance of construction loan	400,000	-
Offering costs	(67,710)	(33,257)
Proceeds from capital contributions	6,000	-
Net Cash Used in Financing Activities	1,899,471	411,743
Net Change In Cash	5,872	27,519
Cash at Beginning of Period	27,519	-
Cash at End of Period	$ 33,391	$ 27,519
Supplementary Disclosure of Cash Flow Information:		
Cash paid for interest	$ 32,284	$ -

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

-6-

THE FAIR-HAIRED DUMBBELL LLC
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2015 and 2014, for the year ended December 31, 2015 and for the period from February 26, 2014 (inception) to December 31, 2014

NOTE 1: NATURE OF OPERATIONS

The Fair-Haired Dumbbell LLC (the "Company"), is a limited liability company organized February 26, 2014 under the laws of Oregon. The Company was organized to acquire, own, hold, construct, develop, lease, manage, operate, mortgage, sell, and otherwise dispose of fee simple real estate located at 11 NE Martin Luther King Jr. Blvd., Portland Oregon, 97232.

As of December 31, 2015, the Company has not commenced planned principal operations of operating the commercial real-estate project to produce income, as the project is in the development stage. The Company's activities since inception have consisted of project planning, purchasing land, initial project development activities, and preparations to raise capital. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP) and Article 8 of Regulation S-X of the rules and regulations of the Securities and Exchange Commission (SEC).

The Company has elected to adopt early application of Accounting Standards Update No. 2014-10, Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements; the Company does not present or disclose inception-to-date information and other remaining disclosure requirements of Topic 915.

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable.

Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for

THE FAIR-HAIRED DUMBBELL LLC
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2015 and 2014, for the year ended December 31, 2015 and for the period from
February 26, 2014 (inception) to December 31, 2014

identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Real Estate – General

Real estate is stated at depreciated cost. A variety of costs are incurred in the acquisition, development, and leasing of properties. The cost of buildings and improvements includes the purchase price of property, legal fees and other acquisition costs.

Expenditures for repairs and maintenance are charged to operations as incurred. Significant betterments are capitalized. When assets are sold or retired, their costs and related accumulated depreciation are removed from the accounts with the resulting gains or losses reflected in net income or loss for the period.

The Company computes depreciation and amortization on properties using the straight-line method based on estimated useful asset lives. In accordance with ASC 805, the Company allocates the acquisition cost of real estate to its components and depreciates or amortizes these assets (or liabilities) over their useful lives.

The capitalized costs include pre-construction costs necessary to the development of the property, development costs, construction costs, interest costs, real estate taxes, salaries and related costs and other costs incurred during the period of development. The Company begins the capitalization of costs during the pre-construction period which it defines as activities that are necessary to the development of the property. The Company considers a construction project as substantially completed and held available for occupancy upon the completion of tenant improvements, but no later than one year from cessation of major construction activity. The Company ceases capitalization on the portion (1) substantially completed, (2) occupied or held available for occupancy, and capitalizes only those costs associated with the portion under construction or (3) if activities necessary for the development of the property have been suspended.

The Company follows FASB ASC 970-360-35 in regards to its long-lived assets, which calls for an impairment analysis on long-lived assets when conditions and circumstances indicate that an asset may be impaired. The Company determined there are no impairments of its long-lived assets as of December 31, 2015 or 2014.

Real Estate – Preacquisition Costs

The Company accounts for preacquisition costs in accordance with FASB ASC 970-340-25. Costs related to a property that are incurred for the express purpose of, but prior to, obtaining a property are capitalized as incurred if they are assessed to meet the criteria of: A) Costs are directly identifiable with the specific property; B) The costs would be capitalized if the property were already acquired; C) Acquisition of the property or of an option to acquire the property is probable. Such expenses include surveying, zoning, payments related to purchasing the property, and other expenses directly related to the acquisition.

Internal costs of preacquisition activities incurred in connection with the acquisition of a property that will be classified as nonoperating at the date of the acquisition that are directly identifiable with the acquired property and that were incurred subsequent to the time that acquisition of that specific property was considered probable are capitalized as part of the cost of acquisition. Internal costs of preacquisition activities incurred in connection with the acquisition of a property that will be classified as operating at the date of acquisition are expensed as incurred.

The determination of when a development project commences and capitalization begins, and when a development project is substantially complete and held available for occupancy and capitalization must cease, involves a degree of judgment.

The Company had capitalized preacquisition costs of $568,221 and $389,981 as of December 31, 2015 and 2014, respectively.

Real Estate – Capitalization of Interest

The Company accounts for interest related to real estate acquisitions in accordance with FASB ASC 835-20, Interest – Capitalization of Interest. Under such guidance, the Company capitalizes interest during the period where activities are performed to get an asset ready for its intended use, provided that expenditures for the asset have been made and interest costs are being incurred. Interest capitalization continues as long as those activities and the incurrence of interest cost continue. Interest capitalization commences and continues when the following three conditions are present: A) Expenditures for the asset have been made; B) Activities that are necessary to get the asset ready for its intended use are in progress; C) Interest costs are being incurred. Interest capitalization ends when the asset is substantially complete and ready for its intended use.

The Company commenced capitalization of interest for the land acquired in May 2015 at the date the acquisition of the land became probable and continues through December 31, 2015 as the project is not substantially complete as of such date. $240,836 and $32,829 of interest was capitalized as of December 31, 2015 and 2014, respectively.

Real Estate – Project Development in Process

The Company accounts for project costs in accordance with FASB ASC 970-360-25, whereby project costs clearly associated with the acquisition, development, and construction of a real estate project are capitalized as a cost of that project. This includes indirect costs, such as field office expenses, design, legal fees, cost accounting, and other costs directly associated with the project. Indirect costs that do not clearly relate to the projects under development or construction, including general and administrative expenses, are expensed as incurred.

The Company has capitalized $809,389 and $-0- of project costs as of December 31, 2015 and 2014, respectively. Substantially all costs incurred by the Company were determined to be directly associated with the project as the Company was formed solely to acquire and develop the project, and therefore, all expenses are inherently related to the acquisition, development, and construction of the project.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or

THE FAIR-HAIRED DUMBBELL LLC
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2015 and 2014, for the year ended December 31, 2015 and for the period from February 26, 2014 (inception) to December 31, 2014

services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. No revenue has been earned or recognized as of December 31, 2015 or 2014.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (SAB) Topic 5A - "Expenses of Offering". Deferred offering costs consist principally of legal fees incurred in connection with an offering the Company intends to commence during 2016 under Regulation A. Prior to the completion of the offering, these costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be charged to members' equity upon the completion of the offering or to expense if the offering is not completed. Deferred offerings costs of $100,967 and $33,257 are capitalized to the balance sheet as of December 31, 2015 and 2014, respectively.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Net Earnings or Loss per Unit

Net earnings or loss per unit is computed by dividing net income or loss by the weighted-average number of units outstanding during the period, excluding units subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per unit. Diluted net earnings or loss per unit reflect the actual weighted average of units issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive items are excluded from the computation of the diluted net earnings or loss per unit if their inclusion would be anti-dilutive. As there are no potentially dilutive items as of December 31, 2015 or 2014, diluted net loss per unit is the same as basic net loss per unit.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business

THE FAIR-HAIRED DUMBBELL LLC
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2015 and 2014, for the year ended December 31, 2015 and for the period from February 26, 2014 (inception) to December 31, 2014

that has not commenced planned principal operations of operating an income-producing commercial real estate property, plans to incur significant costs in pursuit of its capital financing plans to operationalize its planned principal operations, and has not generated any revenues since inception. The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: REAL ESTATE

In May of 2015, the Company completed the acquisition of a parcel of land located at 11 NE Martin Luther King Jr. Blvd., Portland Oregon, 97232, for a purchase price of $1,160,000. The project is planned to be a multi-use commercial real estate property and is currently in development. The Company determined the acquired property was non-operating in accordance with FASB ASC 970-340-25 as construction activity on the property was not substantially completed at the acquisition date. Capitalized costs associated with this project are presented as real estate on the balance sheet and are comprised of the following as of December 31, 2015 and 2014:

	2015	2014
Pre-acquisition costs	$ 568,221	$ 389,981
Land	1,160,000	-
Project development in process	809,389	-
Capitalized interest	240,836	32,829
Real Estate	2,778,446	422,810
Accumulated depreciation	-	
Real Estate, net	$ 2,778,446	$ 422,810

No depreciation was been recorded to date as the project is still in development.

NOTE 5: NOTES PAYABLE

Promissory Notes - Unsecured:

The Company issued various unsecured promissory notes with total issuances during the periods ended December 31, 2015 and 2014 of $1,736,181 and $395,000, respectively. Additionally, $50,000 of such notes were issued prior to the Company's inception and transferred to the Company as of the inception date. Three notes totaling $175,000 of principal matured and were repaid, including accrued interest, during 2015. The notes bear interest at 14% per annum. There is no prepayment penalty and the notes do not require any payments until maturity when all principal and accrued interest comes due. The notes have original terms of nine to twelve months, and most had been extended to a similar additional term at initial maturity. As of December 31, 2015, all notes outstanding are scheduled to mature within one year.

THE FAIR-HAIRED DUMBBELL LLC
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2015 and 2014, for the year ended December 31, 2015 and for the period from
February 26, 2014 (inception) to December 31, 2014

Interest on these notes was capitalized to project costs and totaled $189,658 and $32,829 for the years ended December 31, 2015 and 2014, respectively. Accrued interest payable as of December 31, 2015 and 2014 on these notes was $179,023 and $32,829, respectively.

Construction Loan - Secured:

In May of 2015, the Company entered into a term loan in connection with the land acquisition transaction described in Note 4. The loan principal was $400,000, less a $19,000 interest holdback reserve, resulting in initial proceeds of $381,000. During 2015, the Company drew $19,000 on the note against the interest holdback reserve resulting in total proceeds during 2015 of $400,000 and a note balance of $400,000 as of December 31, 2015 as no principal payments have been made. The loan is collateralized by the Company's real estate described in Note 4. The initial maturity of the note was December 1, 2015, with an extension option providing for an additional six month term resulting in an extended maturity of June 1, 2016. The Company and lender agreed to this extension, which resulted in a charge of 0.50% of the principal amount ($2,000 charge) as consideration for the extension. No principal payments are required until the maturity date, when the entire balance comes due. A premium is charged for the prepayment of principal prior to the maturity date. Interest on the loan is a variable annual rate equal to the one-month LIBOR plus 4.00%, resulting in a rate of 4.2% during the year ended December 31, 2015. Monthly interest payments are required on the first day of each month, commencing July 1, 2015. During the year ended December 31, 2015, $18,349 of interest and costs were recorded to capitalized interest in relation to this note. Accrued and unpaid interest on the loan was $1,464 as of December 31, 2015.

NOTE 6: MEMBERS' EQUITY

The Company has issued 1 membership unit to the managing member. The managing member contributed $6,000 to the Company during the year ended December 31, 2015.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 7: RELATED PARTY TRANSACTIONS

The Company has an arrangement with the managing member for development management and administrative services. The Company incurred development fees of $499,964 and $118,115 under this arrangement during the periods ended December 31, 2015 and 2014, respectively, which are capitalized to real estate on the balance sheet. The Company owes the related party $191,641 and $-0- as of December 31, 2015 and 2014, respectively.

Certain capitalized costs and liabilities were incurred prior to the Company's inception. These balances were transferred into the Company effective on the inception date and these capitalized costs and liabilities are therefore included in these financial statements, as disclosed in the statement of cash flows.

NOTE 8: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

THE FAIR-HAIRED DUMBBELL LLC
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2015 and 2014, for the year ended December 31, 2015 and for the period from
February 26, 2014 (inception) to December 31, 2014

NOTE 9: RECENT ACCOUNTING PRONOUNCEMENTS

In June 2014, the FASB issued Accounting Standards Update (ASU) 2014-10 which eliminated the requirements for development stage entities to (1) present inception-to-date information in the statements of income, cash flows, and stockholders' equity, (2) label the financial statements as those of a development stage entity, (3) disclose a description of the development stage activities in which the entity is engaged, and (4) disclose in the first year in which the entity is no longer a development stage entity that in prior years it had been in the development stage. This ASU is effective for annual reporting periods beginning after December 15, 2014, and interim periods beginning after December 15, 2015. Early application is permitted for any annual reporting period or interim period for which the entity's financial statements have not yet been issued. Upon adoption, entities will no longer present or disclose any information required by Topic 915. The Company has early adopted the new standard effective immediately.

In August 2014, the FASB issued ASU 2014-15 on "Presentation of Financial Statements Going Concern (Subtopic 205-40) – Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern". Currently, there is no guidance in U.S. GAAP about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern or to provide related footnote disclosures. The amendments in this update provide such guidance. In doing so, the amendments are intended to reduce diversity in the timing and content of footnote disclosures. The amendments require management to assess an entity's ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term substantial doubt, (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management's plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management's plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). The amendments in this update are effective for public and nonpublic entities for annual periods ending after December 15, 2016. Early adoption is permitted. The Company has not elected to early adopt this pronouncement.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 10: SUBSEQUENT EVENTS

The Company amended and restated its operating agreement on January 21, 2016, which among other changes, created four classes of membership units (Class A, Class B, Class C, and Class C-1) with differing rights and preferences and converted the 1 membership unit outstanding at December 31, 2015 into 1,500 Class A membership units.

Management has evaluated subsequent events through February 8, 2016, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

PART III — EXHIBITS

Index to Exhibits

Exhibit No.	Exhibit Description
2.1	Articles of Organization (incorporated by reference to the Company's Form 1-A filed with the SEC on January 26, 2015, File #024-10436)
3.1	Amended and Restated Operating Agreement (incorporated by reference to the Company's Form 1-A/A filed with the SEC on March 25, 2016, File #024-10436)
4.1	Form of Subscription Agreement ((incorporated by reference to the Company's Form 1-A/A filed with the SEC on March 25, 2016, File #024-10436)
6.1	Purchase and Sale Agreement (incorporated by reference to the Company's Form 1-A/A filed with the SEC on March 25, 2016, File #024-10436)
6.2	Sponsor Direct License Agreement (incorporated by reference to the Company's Form 1-A/A filed with the SEC on March 25, 2016, File #024-10436)
6.3	Development Services Agreement (filed herewith)
8.1	Form of Impound Account Agreement (incorporated by reference to the Company's Form 1-A/A filed with the SEC on March 25, 2016, File #024-10436)
11.1	Consent of Artesian CPA, LLC (filed herewith)
12.1	Legality Opinion of Dinsmore & Shohl LLP (incorporated by reference to the Company's Form 1-A/A filed with the SEC on March 11, 2016, File #024-10436)

SIGNATURES

The issuer has duly caused this Offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city Portland, Oregon on April 1, 2016.

Fair-Haired Dumbbell, LLC

By: Its Manager, ...Some Knucklehead Inc. dba Guerrilla Development

By: /s/Kevin Cavenaugh
Name: Kevin Cavenaugh
Title: Manager of ...Some Knucklehead Inc. dba Guerrilla Development